46

04024475

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Givaudan SA

*CURRENT ADDRESS Chemin de la Parfumerie 5
CH - 1214 Vernier Switzerland

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FILE NO. 82- 5087 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	[ ]	AR/S (ANNUAL REPORT)	[✓]
12G32BR (REINSTATEMENT)	[ ]	SUPPL (OTHER)	[ ]
DEF 14A (PROXY)	[ ]		

OICF/BY: [signature]

DAT : 4/20/04

82-5087

ARS
12-31-01

04 APR -5 PM 7:21

Givaudan

Annual Report 2001





Key Figures

in millions of Swiss francs, except per share data	**2001**	**2000[1]**	**% Change**
Sales	2,399	2,356	2
Operating profit	396	427	-7
Operating profit margin (%)	16.5%	18.1%	
Net income	274	265	3
EBITDA[2]	545	567	-4
Earnings per share – basic (CHF)	32.92	30.95	
Earnings per share – diluted (CHF)	32.35	30.95	
Total assets	4,319	4,114	
Total liabilities	1,531	1,432	
Total equity and minority interest	2,788	2,682	
Number of employees	5,325	5,075	

1) On 8 June 2000, the Fragrance and Flavour Division of the Roche Group was spun off as an independent company under the name of Givaudan. The 2000 income statement related figures shown in the table above are derived from the unaudited Pro forma Condensed Consolidated Income Statement as if the spin-off had occurred on 1 January 1999.

*2) EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.*

Sales by Division

Sales Flavours
CHF 1,287 million
+4% in Swiss francs
+7% in local currencies



54%
46%

Sales Fragrances
CHF 1,112 million
-1% in Swiss francs
+1% in local currencies

Total sales
CHF 2,399 million
+2% in Swiss francs
+4% in local currencies

Table of Contents



Traveller's Tree

The endemic *Ravenala madagascariensis* has been named the Traveller's Tree because around one litre of water is accumulated in each leaf base. This water is very useful for travellers in an emergency; and if you are in such a situation and have to cut one of the stalks at the base with your machete, you may additionally enjoy a refreshing green and somewhat floral scent. It is said that a traveller in need, standing in front of the tree and making a wish, will have this wish fulfilled.

Creating Sensory Advantage™

Letter from the Chairman



At the end of 2001, Givaudan looks back on a one-and-a-half year history as an independent company, and I am pleased to note that our shareholders belong to the few who have not lost, since our share price started with CHF 510 on its first trading day on June 8, 2000.
During 2001 the Givaudan share was the best performing on the Swiss stock exchange, rising 18% while the index fell 21%.

This share-price development reflects a remarkable sales increase of 4% in local currencies, which led to a gain in market share despite a market environment characterised by recession in the United States and in most Asian countries, and a slow-down of economic growth in Europe.

Since its start as an independent company, Givaudan has been pursuing the goal of becoming the industry leader, not only in sales but also in profitability and high professional standards in all its activities.
Sales growth was pursued in the core business as well as by the introduction of the new web-based product offering, GivaudanAccess™, for medium-sized and smaller customers.
To a large extent, the cost of this project's preparation and introduction was not treated as an investment, but directly charged to the profit-and-loss account. This partly explains the decrease in the 2001 operating profit.

Givaudan's growth strategy, as approved by its Board of Directors, also includes growth through acquisitions, which was vigorously pursued during 2001 and which led to the agreement with Nestlé announced in January 2002 for the acquisition of its flavour business F.I.S. (Food Ingredients Specialities).
This business fits the strategy ideally and will make Givaudan the leader in savoury flavours.

The fact that payment is partly made in Givaudan shares reflects Nestlé's confidence in Givaudan's goals and strategies.
Once integrated, the combined business has a good potential for increasing profitability and for creating shareholder value. We will continue to look for value-adding acquisitions.

In 2001, the Givaudan Board of Directors reinforced its Corporate Compliance Programme by establishing principles for all employees, which define the basic rules and standards of business conduct and enforce compliance with laws and regulations, as well as with company policies, practices and procedures.

This leads me to the subject of shareholder rights. When Givaudan's articles of incorporation were drafted, provisions were included to protect the minority shareholders during the transition period of ownership after the spin-off. In the meantime, Givaudan's true value and the new board's goals and strategies have become sufficiently transparent and well-known that this interim protection is not required anymore.

The Board of Directors will therefore propose to the 2003 General Assembly to adjust those provisions in the articles of incorporation to the standard provisions prevailing at that time in the market place. This advance notice gives our shareholders the opportunity to express their special wishes.

Let me address another theme of shareholder interest: the dividends. Our goal of industry leadership in the best interest of our shareholders requires considerable financial resources. Until we have reached this goal, it is desirable to keep dividend payments modest. In 2001 a dividend of CHF 6.50 a share was paid out.

As net income has risen by 3.4%, the Board of Directors recommends to the general assembly to increase the dividend by 7.7% to CHF 7.00 a share in recognition of the fact that the net earnings as stated under I.A.S. are lowered by costs, which are commercial investments into the future, and by the amortisation of acquired goodwill –related to acquisition– that has not lost its value.

Research and development are other important pillars of Givaudan's strategy that will give Givaudan the decisive competitive edge by creating valuable intellectual property.
In 2001 the company spent CHF 200 million or 8.3% of sales to discover and patent new molecules and technologies as well as to develop novel products.

Similarly, Givaudan will continue to invest in our most important asset: our employees. A comprehensive talent-management programme has been initiated, including performance-related compensation, succession planning and continuous training. The performance in 2001 shows that Givaudan consists of dedicated and motivated employees who enjoy my respect and gratitude.

Complementing these fine human resources is our solid financial structure. A strong balance sheet and high cash-generating capacity put Givaudan in a position to confront the challenges ahead.

We therefore look into the future with confidence and optimism, firmly determined to shape it rather than to react to it. We are aware that the world economy will not be booming in 2002, but as 2001 demonstrates, Givaudan can grow even in an adverse business cycle. Barring unforeseen events, we expect a good overall result for 2002.

Dr Henri B. Meier
Chairman

Letter from the CEO



Givaudan's first full business year as an independent company showed gratifying results. The objective of growth set a year ago could be met thanks to the overall good performance of the Flavour Division and Fragrance Consumer Products, the core of our fragrance business. Both sectors showed full-year sales growth in local currencies of more than 6%. The strong growth rates in the Asia-Pacific region of both divisions again confirm that the execution of our strategy for this region was correct.
The regained growth momentum in North America and Europe is also encouraging.

Our Fine Fragrance and Fragrance Ingredients business units could however not entirely avoid the negative market changes and registered a sales shortfall. On the other hand, we registered a double-digit growth rate with our specialities within the Fragrance Ingredients business, an area which provides further growth opportunities.

Despite the continued consolidation of our customer base and increased price pressure, we were able to maintain the gross profit margin at 48.1%. Major investments in our operating base and in our IT-based business systems over the last few years supported the continuous supply-chain improvements.

In line with our long-term growth strategy, we initiated several new commercial and R & D projects. As a consequence, marketing, and development costs increased at a higher rate than the sales growth, leading to a lower operating margin of 16.5%.
These investments into the future, which include the running cost of GivaudanAccess™, should allow us to sustain the above market growth sales trend. In mid-July, we launched this new online product targeted at a broader range of customers in the USA and Canada. The full European launch is expected in the first quarter of 2002. Most of the set-up expenses for our new Fine Fragrance creation centres in New York and Paris were also included in marketing and development spending. Although market conditions will delay the payback for our new creation centres, we are confident that the increased closeness to our customers will set the base for future growth. Initial customer feedback is very encouraging. Other causes of the increase in M & D spending were several long-term projects with core customers and the expansion of our employee base in fast-growing Asian markets.

We maintained our high rate of innovation in 2001. In June, Givaudan's Virtual Aroma Synthesiser™ (VAS) won the "Technological Breakthrough of the Year" award at the Annual Fragrance Foundation Awards in New York.

Our two fundamental-research centres in Dübendorf (Zurich, Switzerland), for fragrances, and in Cincinnati (Ohio, USA), for flavours, filed more than 30 patent applications.
A new, patented fragrance molecule, Nirvanolide, a potent macrocyclic musk,

was added to the captive-ingredients portfolio of our perfumers. Our pipeline looks promising with more than nine molecules in various evaluation stages planned for launch within three years. Flavours research continued to deliver innovative solutions, particularly in the food service sector, to support our expansion strategy into this fast-growing market segment. In the field of creation tools, we are continuing to enhance the VAS technology in order to improve customer interaction.

Thanks to our modern operating base and capacity reserves, no major new investment projects in fixed assets were initiated in 2001. We continued our efforts in safety and environmental protection with investments to control environmental impacts by further reducing solvent usage, waste generation and emissions into the atmosphere and water. Givaudan's largest fragrance-compounding and chemicals-production facility in Vernier (Geneva, Switzerland) inaugurated a new wastewater treatment plant and was granted self-control of the wastewater by the local authorities. The site also passed the required audits to obtain the ISO 14001 certification for environmental management and was awarded the industry prize of Geneva.

Our worldwide headcount increased by 250 employees to 5,325. The major part of this increase stems from setting up the dedicated GivaudanAccess™ business unit and from supporting further growth in the Asia-Pacific region.

Our internal talent-management programme allows us to develop, retain, attract and promote highly qualified staff with a compensation system closely linked to performance. The professional management of our financial assets and liabilities and of our foreign-exchange exposure led to a decrease in financial expenses, which allowed Givaudan to slightly increase its consolidated net profit to CHF 274 million.

In 2001 we strengthened the basis for our future growth. We kept our innovation rate high and started to expand our customer base while deepening our co-operation with core customers. We can count on a world-class team of motivated and dedicated employees, and we further improved our operating strengths.

The acquisition of the flavour business of Nestlé, FIS, announced in January 2002, with its complementary and advanced savoury technology, will allow us to increase our lead in the flavours arena. All these factors will enable us to create sensory advantage for our customers and to further improve our performance in 2002.

Dr Jürg Witmer
Chief Executive Officer



Flowers of the Tampolo Rose-Apple

Searching the rainforests for new scents is a sensorial and sensual experience at its extreme. You cross the borders of daily life, and suddenly your nose smells what you have always dreamed of. You are excited to know that this note will soon be the heart of a new perfume.

On the Masoala peninsula, the unspoiled rainforest ends just at the shoreline. Beautiful trees such as *Barringtonias*, *Cerberas* and this *Syzygium* species close to *S. jambos* form the coastline. The scent of its brush-like, fragile flowers is reminiscent of acacia, mango and watermelon, soon certainly to be the concept of an innovative fragrance. Open the plastic wrapping of the bookmark in this annual report to smell this beautiful new scent.

Fragrance Division

Year 2000 (pro forma)

Year 2001

in millions of Swiss francs and in per cent. of sales


1,200
1,000
800
600
400
200
0
1,112
Sales
21.6%
19.3%
200
150
100
50
0
215
EBITDA
18.5%
15.7%
200
150
100
50
0
175
Operating Profit

On 8 June 2000, the Fragrance and Flavour Division of the Roche Group was spun off as an independent company under the name of Givaudan. The 2000 pro forma figures shown above are financial figures as if the spin-off had occurred on 1 January 1999.

*EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.*

Fragrance Division

In 2001, the Fragrance Division recorded sales of CHF 1,112 million compared to CHF 1,123 million in 2000, resulting in a growth of 1% in local currencies and a decline of 1% in Swiss francs.

The good performance of the Consumer Products business unit, with a sales increase in local currencies of more than 6%, was diluted by a decline in the Fine Fragrance business unit due to the recession in the USA and Asia, and the slowing economy in Europe.

The continuous decline over the last two years in sales of pharmaceutical intermediates and sunscreen filters has further affected the results of the division.

Givaudan ScentTrek™ / TasteTrek™ to the Masoala Peninsula, Madagascar

Introduction

In the course of the past ten years, the ScentTrek™ and TasteTrek™ projects have evolved from rather modest trips to the Ligurian coast (1991), the Swiss Alps (1992) and Indonesia (1994) to spectacular canopy and understory explorations in the rainforests of French Guiana (1996) and Gabon (1999), in cooperation with Pro Natura International, a well-known non-profit rainforest preservation group. This series of projects continued in autumn 2001 with a successful expedition to the pristine forest on the Masoala Peninsula in northeastern Madagascar.

The following summary describes our search for new molecules, scents and flavours in this unparalleled centre of biodiversity, which is characterised by an extremely high rate of endemic species.



Tampolo Beach





Summary of a great olfactory and sensory experience

After two days of travelling from New York, Cincinnati, Zurich or Singapore, we arrived via Antananarivo in Marontsetra, a small town at the top of the bay of Antongil.
Due to the uncertain sea conditions we left Marontsetra in a small motor boat at 6 a.m., heading for Tampolo Beach on the west coast of the Masoala Peninsula, the only way to reach one of the most diverse and wonderful coastal rainforest regions in the world. Half an hour later we went past the island Nosy Mangabe which is famous for its nocturnal lemurs. After another two hours, encountering swarms of iridescent blue flying fish and groups of dolphins on the way, we finally reached our camp immersed in the mild morning light. The mountains above, however, were only visible through a blanket of mist, which gave us the feeling of having reached the ends of the earth. It just took two hours to have the hut where we were going to work and sleep installed, and then it was time to explore the southern trail used by the locals to go along the beach to Antanalíva.

Fine Fragrances

The Fine Fragrances business unit faced a difficult year. For most of 2001, the market for fine fragrances, particularly in North America, declined due to the recession there and the worldwide economic downturn that affected the entire luxury-goods sector, where our business was no exception. New wins recorded in 2000 and 2001 were not able to fully compensate the erosion of older business. These factors mainly influenced the sales decline both in Swiss Francs and in local currencies.

Although we were still optimistic in the first half of 2001, the events of September 11 made the situation worse, as customer attendance in department stores and shopping malls was dramatically reduced. Furthermore, the downturn in tourism and air travel had an impact on sales in the travel-related sector. Traditionally, September to December accounts for 40-60% of annual sales for leading brands. Travel-related sales of perfumes account for approximately 10% of total global sales for fragrances and cosmetics. However, some brands have significantly greater exposure.

On the positive side, several new exciting fragrance products for both women and men were introduced in 2001. The most important ones were:

Women

- "Little Black Dress", Avon
- "Celine", Inter Parfums
- "Inspire" by Ellen Tracy
- "L'Heure Magique" by Laura Mercier
- Jessica McClintock's "Number 3"
- Naomi Campbell's "Euphoria", Cosmopolitan Cosmetics
- Bogner "Snow Feminine", Cosmopolitan Cosmetics

Men

- "Higher" by Christian Dior
- "Bijan with a Twist" by Bijan

At the 29th annual Fragrance Foundation Awards, held in New York on June 5, 2001, Gucci's Rush for Men, created by Givaudan was awarded a FiFi – the fragrance industry Oscar. In Europe, two FiFi awards were given to Givaudan creations, again Gucci's Rush for Men and Ralph Lauren's Romance for Men.

The repositioning of the fine-fragrance organisation is on track following the opening of the New York Creative Centre at the end of October and the planned opening of the Paris Creative Centre in 2002. This is an important step for Givaudan because we are bringing our creative talents almost to within walking distance of our customers.

We expect the recession in some countries and low growth in others to continue to have a negative effect on the fine fragrance business throughout the first six months of this year, but clients are anticipating a return to modest growth in the second half of 2002. Some recent wins, particularly in Europe, will contribute to better sales in 2002. The rich project pipeline should have a positive impact on business during the second half of 2002.

Consumer Products

Our strategy of a continued focus on key international and major local and regional customers has resulted in strong growth in local currencies of more than 6% for 2001. This growth has also been a consequence of a portfolio of successes, which already started to build up in 2000.

Significant growth was achieved in the personal wash and laundry category. The toiletries segment continued its good performance while that of the household segment declined slightly. This is expected to improve in 2002 as a consequence of the pipeline of projects.

The Asia Pacific region was the main driver of growth, with China, India and Indonesia as the most significant contributors. Europe and Africa also showed good growth.
Our investments in the Middle East are beginning to bear fruits. North America resumed growth and we expect to see further improvement in 2002. Latin America still showed marginal growth for the year in spite of the economic crisis in Argentina and the devaluation and energy crisis in Brazil.

Our main objective for 2002 will be to continue to provide the best level of products and services to our key clients and to build up our share on their preferred-supplier lists. Our recent wins and a strong pipeline of projects should enable us to deliver healthy growth in 2002.



The "star of Madagascar"



It is well known that Madagascar has an extremely varied orchid population, with around 1,100 species, which is as many as exist in the whole of Africa. However, it still came as a marvellous surprise to find, after a mere five minutes, many examples of one of the most famous plants, Angraecum sesquipedale, growing on branches reaching over the water or even on rocks. Along the coast, the flowering season of this plant, also known as the "Star of Madagascar", was already over, with well-developed seedpods on the inflorescences.



A few days later, however, we were lucky enough to find a flowering plant with its characteristic scent reminiscent of lily and tuberose in the tree tops higher up in the first mountain range. The coastal forest on the Masoala Peninsula boasts a great many of these white-flowering, moth-pollinated orchids which, in most cases, emit their intense, very pleasant



scent exclusively at night. In fact, just in the vicinity, we discovered some flowering plants belonging to the graceful *Oeniella* poly-stachis with an attractive spicy white-floral scent and the no less fascinating Jumellea sp. Mas 14, which exhales its soft perfume only between 11 p.m. and 2 a.m.



Many of the trees bordering the coast stretch their branches over the water at high tide, some with flowers so fragrant we will never forget them. Four kilometres south of Camp Tampolo, we found a Guetterda sp. from the Rubiaceae family, whose gleaming white flowers only open between 5.30 and 6 p.m. and which then emit a delightful scent of gardenia and honeysuckle the same night. It goes without saying that the jewel-like scents described here have already been reconstituted and can be used for creating all types of fragrances.

Fragrance Ingredients

The market changes of last year affected the Fragrance Ingredients Business Unit.
Our customers for ingredients, who are mostly competitors and end-users with creative facilities, also faced the slowdown in the worldwide economy. Over-capacity in the chemical industry, price pressure, inventory reductions and the entrance of newcomers from the emerging countries raised the competitive pressure in this business segment.

Despite these challenges, sales of ingredients showed a slightly positive result compared to 2000, both in local currencies and in Swiss Francs, excluding the sales of sunscreen filters and pharmaceutical intermediates to Roche. The further decline of these two product groups was expected, but could not be fully compensated for by the remainder of the business. On the other hand, we registered positive growth rates in the Asia Pacific region and Latin America where we expanded our distributor networks.

Within our ingredients portfolio, sales of proprietary aroma chemicals (specialities) saw another year of double-digit growth rates. The strategy to promote these molecules, developed by Givaudan's research, was further rewarded by the market success of Peonile and the powerful Labienoxime. The recent launch of Methyl Dianthilis, a spicy eugenol-like material has been well received in the market. Our rich pipeline of proprietary molecules will allow us to increase the growth of this segment.

In 2001 we continued to streamline our ingredients product range, replacing some products with higher value-added specialities. The upgrading of the chemical production sites in 2000 helped us produce competitively.
The Fragrance Ingredient Internet site, with its informative content, is offering an additional and well appreciated service to our customers.

Fruit of the *Tinopsis antongiliensis*

High above the Bay of Antongil in the mountains of the Masoala peninsula, you may find the fruits of the *Tinopsis antongiliensis.* Inside, they hide a delicious yellow pulp reminiscent of wild strawberry, wintergreen and the refreshing green-terpenic aspect of a mango. Nature offers us such unusual but highly attractive combinations of sensorial experiences. What do you think about an ice cream with this taste?



Flavour Division

Year 2000 (pro forma)

Year 2001

in millions of Swiss francs and in per cent. of sales


1,200
1,000
800
600
400
200
0
1,287
Sales
26.4%
25.6%
300
250
200
150
100
50
0
330
EBITDA
17.8%
17.2%
200
150
100
50
0
221
Operating Profit

On 8 June 2000, the Fragrance and Flavour Division of the Roche Group was spun off as an independent company under the name of Givaudan. The 2000 pro forma figures shown above are financial figures as if the spin-off had occurred on 1 January 1999.

*EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.*

Flavour Division

Exploring the coastline north of Tampolo, we were very attracted by the magnificent Barringtonia butonica trees, also going under the name of "fotabe",



which for some unknown reasons only bloom around the tiny village of Ambodiforaha.

In 2001, the Flavour Division recorded sales of CHF 1,287 million compared to CHF 1,233 million in 2000, resulting in a solid growth of 7% in local currencies and of 4% in Swiss francs. Major project wins in all segments, as well as new business from food service were at the root of the division's overall success. Asia Pacific, North America and Europe all contributed to the strong sales increase, while Latin America saw its gains in the first semester erode because of difficult economic conditions in the southern region.

Our capacity for innovation coupled with our effective regional infrastructure, enabled Givaudan to deliver cost-effective flavour solutions to satisfy a wide range of customer needs while strengthening our business partnerships.



In 2001 we continued to focus on the optimisation of our manufacturing processes and supply-chain efficiencies, particularly in the Asia Pacific and European regions. These efforts have led to shorter cycle times and improved service levels during the year.

Asia Pacific

Asia Pacific Flavours continued their double-digit sales growth in local currency terms, with Japan, the Philippines and Indonesia significantly contributing to the region's performance. The faster than average market growth in this region was well balanced between existing business and new opportunities with key accounts. All segments of the business delivered good gains, with the two largest segments, beverage and confectionery, achieving the highest growth. New business, generated by focussing on food service, resulted from new flavour profiles simulating authentic ethnic flavours. The TasteTrek™ Asia programme was conceived to explore and develop authentic Asian cooking notes, which reflect the region's uniqueness. As a result of these treks, a number of research breakthroughs in fruit and meat flavours were achieved. Several new marketing initiatives in China, India and Japan have enabled us to expand our market share. Major investments in technical and manufacturing capabilities were completed in these key markets. Plans to expand the Singapore Regional Centre with additional offices, labs, and production and research capabilities were approved.

The very large, brush-shaped flowers open shortly before dawn at around 4 a.m. and have already fallen from the tree by 10 a.m. These marvellous flowers, of which the world only catches a fleeting glimpse, fill the air with a far-reaching aromatic spicy-floral perfume – perhaps the ideal concept for an Air du Temps 2002. Other flowers only open in the late afternoon to reveal their olfactory and visual splendour in the evening. We experienced this in an unforgettable manner one hour south of camp in the Crinum valley, as we called it.



Over a hundred specimens of this large, important Amaryllidaceae bloom here at the beginning of January, but we were already able to see this take place during our mission.

North America

The North American flavour business showed a healthy development, exceeding market growth. All segments contributed, with Savoury and Dairy delivering double-digit performance. The growth came from a wide range of products and customers as both grocery and beverage manufacturers increased new product development and launches.
A key driver of growth was a sizeable increase in the success rate of customer opportunities and involved new technologies in encapsulation and ingredients. The North American food-service group continued its strong performance from last year. Over the past two years, investment in infrastructure and R & D, coupled with strength in culinary and process flavours, have resulted in significant growth in this important market.

Europe, Africa and Middle East (EAME)

In the EAME region, sales in local currencies also exceeded market growth. All major markets contributed to this good overall performance with the largest gains coming from Germany, France, Italy, Switzerland and the Netherlands. Eastern Europe and Africa also developed favourably.

This positive performance was well balanced not only across markets but also across our major business segments.
All segments — confectionery, dairy, beverages and savoury — showed good growth.

Our strengthening position with our core customers in the consolidating Western European markets, the expansion of our customer base in Eastern Europe, Africa and the Middle East and an improvement in our success rate with new product submissions provided the basis for this solid achievement. During the year Givaudan increased investments into this region, expanding its capabilities in savoury, sensory and analytical expertise.

Latin America

Latin American flavour sales slowed after growth in the first semester, reflecting the region's economic difficulties. Sales declined from the previous year, mainly due to the Brazilian devaluation and deteriorating conditions in Argentina. The sales contraction was smaller than the overall market decline due to gains in volume and market share in most key countries and segments. Mexico, Central America, Venezuela and Chile showed a positive sales evolution.

Sales in the beverage segment grew compared to the previous year as new business in juice-based beverages and instant drinks offset the lower volume in carbonated beverages in South America.

Continued focus on our operations and supply-chain efficiencies enabled us to strengthen our regional competitive position while progress was made in strengthening our regional infrastructure.

Berries of the *Macaranga* species

Unusual plants, well adapted to humidity and twilight, grow here in the mountains of Masoala. While walking in a riverbed, we found these yellow-red berries lying on the ground. They had dropped from a Macaranga species, a small tree of the Euphorbiaceae family. We were enthusiastic about their aroma, consisting of eucalyptus with red fruit aspects, rounded out by a touch of fresh basil – as if made for a very refreshing candy.

"May I announce to you that Madagascar is the naturalist's Promised Land? Nature seems to have retreated there into a private sanctuary, where it could work on different models from any she has used elsewhere. There you meet bizarre and marvellous forms at every step..."

French explorer Philippe de Commerson (1771)



Research and Development

Research and Development

After the third day of observation it was our privilege to see a single inflorescence open between 4.30 and 6 p.m. and to breathe in its lily-type scent enriched with a sensual note of vanilla.



Walking back to the camp in the twilight gave us a breath-taking view of the seashore immersed in the evening light, with all the night-active flowers, especially the Tabernaemontana species, emitting their white-floral scents.



Back at camp, it was time to take a shower, a sheer pleasure and necessity after a day in the humid and hot forest, and to enjoy our Madagascan dinner.

Our Research & Development organisation with more than 230 employees continued to strive for technology leadership. Investment in research and product development remained high at 8.3% of sales, ensuring the delivery of sustained competitive advantage. Focussing on innovation remained one of our main growth strategies. The number of patent applications filed reached an all time high, with more than 30 applications.

A dedicated in-house patents department was established as a corporate function located in Dübendorf. These tasks were previously out-sourced.

On September 14, Givaudan held its first ever "R & D day" in Dübendorf, where researchers from both divisions presented some of their exciting projects. The market needs for new delivery systems in the form of encapsulation of volatile compounds, the evolution of bio-science, the physical-chemical characterisation of ingredients and related analytical procedures lead us to exploit fully the synergy between the research organisations of both divisions.

The New York-based Fragrance Foundation recognised our drive for innovation by honouring our Virtual Aroma Synthesiser™ (VAS) with their technology award. Developed in-house, the VAS is an ideal tool to create and evaluate fragrance and flavour compositions within seconds. No laborious mixing is required to smell a new creation. The VAS helps perfumers and flavourists accelerate their work and interact directly with customers.

Our Research and Development pipeline remains focussed on around fifty ongoing projects, about equally distributed between fragrances and flavours. This also underlines our strategic intention to leverage our R & D organisation's task of Creating Sensory Advantage™ for our customers.

The day came to an end with our lab work; the scents had to be transferred into micro-ampoules and protocols written up.



This kind of ScentTrek™ is really for early birds. At 4 a.m., at the first sign of dawn, the camp was awake. The hot-air balloon had to be inflated, ready for take-off even before sunrise. Due to hot air currents, cruising over the canopy was only possible until 7 a.m. Thus, our second flight started with a dramatic daybreak, turning the easterly sky above the mountain range into a glowing carmine.

Fragrances

The Fragrance R & D group concentrated on projects involving new molecules, controlled-release systems, precursor technology, creation tools and natural scents.

A new proprietary fragrance molecule named Nirvanolide was added to the captive portfolio of our perfumers. This molecule is a powerful macrocyclic musk resulting from in-depth research into this important fragrance note. Nirvanolide will give our perfumers a unique advantage in the market place. Other new fragrance molecules have been selected for full development and will ensure a continuous pipeline over the years to come. The increased use of computer-modelling will further reduce the lead time on the development of propriety molecules.

Various controlled-release systems including precursor technology were successfully brought to pilot scale. The function of these systems is to prolong the smell impression. These technologies allow an enhanced fragrance deposition and duration that are not achievable by conventional perfumery. The coming years should see increased commercial exploitation of these technologies.

Interesting new scents were identified in ScentTrek™ missions in 2001. Exotic scents from plants indigenous to Papua New Guinea were analysed in our laboratories. Perfumers use these reconstituted accords to create novel trendy fragrances mainly in the area of luxury perfumes.

Madagascar was selected for two further ScentTreks™ towards the end of the year. Laboratory work for scent reconstitution has started, and its results are expected in early 2002.







After 10 minutes in the air, the sun rose in a blaze of light, the magnificent canopy beneath us reflected in all shades of green. Just 10 metres ahead of us, a tree crown with thousands of white flowers and so easy to approach that the sampling experiment could be set up on the spot. This was quite a challenge for the pilot who had kept the whole system as stable as possible during the fifteen minutes required.



At the end of the flight we returned to collect the sample of this Dialium species

Flavours

Givaudan's Flavour R & D team faces a number of challenges in its efforts to build new formulas for successful food and beverage products. Local taste preferences, ingredient knowledge, delivery performance, speed, taste mechanisms, authenticity replication and efficiency need to be considered carefully. An intimate understanding of consumer demands and knowing how to deliver on such demands expediently and cost effectively are essential. Flavours R & D has developed the tools to give Givaudan's clients a sensory advantage in the marketplace.

Knowledge of consumer preferences and of how they connect with the flavour components that satisfy these needs can have a major impact on the successful development of new products. The Sensory Science group continued to develop new measurement and communication tools such as Sensoria™, which ease the translation of preferences into a knowledge base. Common tools and consistent practices in an organisation that has fully functional units in all regions of the world, help the understanding of consumer preferences globally.

Continued development of sensory-measurement tools such as the Virtual Aroma Synthesiser™ and the Cascade Olfactometer, has enabled us to link technology with creativity, raising flavour development to a new level of performance. Newly added laboratory technologies simplify the processes, while allowing for effective real-time iterations. Taken together, these SMART Systems™ allowed Givaudan to enter into closer co-operation with its customers in the development of high-performance products for food and beverage applications.

Givaudan's TasteTrek™ programme provides answers and solutions to complex issues, ranging from the need for new taste sensations to reproducing authentic local food preparations accurately. Our expeditions in the rainforest continue to have merit in the process of discovering new ingredients. The latest Trek, in a coastal forest of northeastern Madagascar, yielded dozens of samples that hold great promise for our clients. To meet the demand for the flavour of authentic local foods, the essences of numerous ethnic cuisines from Vietnam to the South of France were investigated in several TasteTrek™ missions. Careful attention to aromas generated by local cooking techniques led to their accurate reproduction as targets for flavour development and as the basis for key building blocks in sweet and savoury applications.

Continued emphasis on flavour-delivery systems for protection and accurate release, has led Givaudan to standard-setting powder flavours. Notably, our patented Ultraseal™ technology allows greater shelf stability, particularly in citrus flavours.



During a three-day excursion on foot, we also explored the more mountainous part of the Masoala Peninsula. After a 30-minute boat ride north of camp, we reached our starting point, the Andranobé river, where we headed for a place called Bedinda, situated about 700 metres above sea level. Having passed through the littoral forest, we crossed a zone of fog forest with trees heavily covered in lichens and moss and a small species of bamboo growing like grass on the ground.

As we continued to climb, this forest changed abruptly to a new vegetation zone with huge trees full of lianes; the canopy became very dense.



Flavours R & D has laid the foundations for a higher level of understanding of precisely what triggers smell and taste responses.

A more comprehensive knowledge of the mechanisms for taste and smell will lead to products that have a greater sensory appeal. Our molecular biologists are working on investigating taste receptors for uses in all phases of the flavour-development process, from identifying new ingredients to enhancing sensory perception. This work has immediate practical applications; for example, to help mask off-notes in food in such applications as nutraceuticals.

Discoveries at sunrise





Leaf of *Vepris* sp. Mas 13

Exploring the understory of the luxuriant rainforest on Masoala is a festival for eyes and noses. It is an overwhelming experience to discover above you the large, heavily-textured leaves of this *Vepris* species. Their thousands of special oil cells let them shine fascinatingly and semi-translucently. Predatory insects will not attack them because of the high content of essential oils, but our nose is delighted by the refreshing citrus type scent, which is released when touching them.

Corporate Activities and Organisation

GivaudanAccess™

Here we discovered the wonderful, aromatic fruit of Tinopsis antongiliensis on a tree 10 metres high, which presented no problem for our tree climber



The green brownish fruit, about the size of a hazelnut, hides inside a delicious yellow pulp whose aroma is reminiscent of wild strawberry and wintergreen backed up by refreshing green and terpenic notes.
It is pleasantly sour to the taste.



GivaudanAccess™ (www.givaudanaccess.com) was successfully launched in July 2001 in North America. This new business initiative is focused on expanding the company's current customer base through a secure on-line channel. GivaudanAccess™ has opened Givaudan's palette of world-class flavours and fragrances, creative services and product development capabilities to small and mid-tier customers. Significant investments in web technology, modern manufacturing facilities equipped with robotics and an improved supply chain created the framework to target this new market efficiently and cost-effectively.

GivaudanAccess™ is fully integrated in Givaudan's Flavour and Fragrance business operations and is utilising existing capacities to leverage the global capabilities of the company. Its customer base has access to standardised, high-quality flavours and fragrances created by Givaudan flavourists and perfumers. These products were sensory-tested by expert panels and by consumers. Currently there are more than 1000 products available for both flavours and fragrances. The catalogue offering is continuously expanded. Flavour segments represented in the offering are beverages, sweet goods, meat & savoury and dairy; the fragrance segments include personal care, air care, home care, fabric care, and fine fragrances.

Since its launch, the North American site has registered more than 3000 new customers with an aggressive customer-acquisition campaign.

Transactions and sample ordering via GivaudanAccess™ are functioning well. Samples are provided within 24 hours and orders are shipped at the same lead times that Givaudan clients currently enjoy. GivaudanAccess™ is scheduled to be launched in Europe in early 2002. Following initial investments, GivaudanAccess™ is expected to generate a positive contribution in 2002.

GivaudanAccess's fully transactional interactive model underscores our commitment to our customers on three levels: service, speed and convenience. As an efficient, client-friendly and service-oriented business, GivaudanAccess™ is well positioned to enhance the conventional business model in the flavours and fragrance industry.

Safety and Environmental Protection

T. antongiliensis belongs to the Sapindaceae family. It got its name from the bay of Antongil, the only region where it has been found up to now. Unusual plants, well adapted to humidity and twilight, grow here along the numerous, shadowy creeks deep in the forest. Walking in the middle of the riverbed we found some delicate, yellow-red berries lying on the ground.
They had dropped from the 5-metre high Macaranga sp. (Euphorbiaceae family) and we were enthusiastic about the new combination of a light stimulating eucalyptus note and a volatile red-fruit aspect, rounded off with a touch of fresh basil.



The world of flavours and fragrances is experiencing a fast evolution in new products, requiring innovative process developments. Givaudan's long-standing safety and environmental-protection policies continue to follow this evolution. Close co-operation is necessary between all those involved, from product conception to production. Security, health and environmental protection have to be integrated at all levels in the development and production processes through a constant and fast adaptation of procedures and security systems.

In 2001 our corporate S & E staff carried out audits at nine affiliates, maintaining the high safety and environmental standards of our group. The audit programme has been delivered by the Corporate S & E Committee. Results of these audits are discussed with the managers concerned and remedial action is continuously implemented.

2001 was successful in terms of security and environmental protection. Thanks to the active co-operation of all the group's employees, no serious event affecting employees, the environment or our activities had to be recorded.

Important investments in environmental protection were made, among them the factory's wastewater plant expansion in Vernier (Switzerland), the wastewater plant improvement in San Celoni (Spain) and the increase of bio-filtration capacities in Dübendorf (Switzerland) and in Barneveld (Netherlands). These investments allow us to complement the equipment already upgraded on the other sites in order to reduce and control the global impact of our industrial activities on the environment.

Furthermore, in order to establish policies for the lasting development of safety and environmental protection, the chemical sites in Vernier and San Celoni took steps to obtain the ISO 14001 certification. Vernier passed the required audits and received the certification at the end of 2001.

Human Resources

What a contrast cruising two days later with the manoeuvrable hot air balloon over the canopy of the nearby foothills. We caught sight of some red fruit-like objects and approached the corresponding tree, but they turned out to be flower buds. However, next to them, we discovered the green grape-sized inconspicuous fruit of a Ravensara species, only visible at close range.



A violet seed is embedded in a white matrix and surrounded by a highly aromatic leathery peel.



The initial refreshing green mango impression is rounded off with a note of bergamot and the spiciness of ginger and black pepper. This is certainly a fruit flavour worth studying in more detail.

Givaudan strives to be a performance-driven organisation acting in a highly competitive environment. Our human resource initiatives, along with our pay-for-performance practices, are designed to reward and retain high performers. By building a high-performance organisation, Givaudan strives to be recognised as the company for which the best people will want to work.

In 2001 we gained further momentum in the area of talent management. All 1800 managers and professionals worldwide participated in focussed development discussions. Successors to key positions as well as high-potential employees were identified and development steps defined. As part of our talent-identification initiatives, we started a university recruitment programme with top universities in Europe and the United States. We will continue to focus on developing and attracting talent at all levels of the organisation.

With the launch of GivaudanAccess™ and investments in Asia representing major growth engines for our business, we identified and staffed new roles in research, creation, commercial and information technology.
As a result, we are well positioned to exploit these growth opportunities. Three more global account-management programmes were conducted with the Wharton School of Business in Philadelphia to drive the skills of account planning and execution further into our commercial organisation.

A total of 240 key commercial people from around the world have now benefited from this training.

Givaudan has established a compensation plan for its key executives. This plan is designed to attract, motivate and reward these executives for the achievement of ambitious goals required for future growth, profitability and creation of shareholder value.

In line with our compensation policy, we further leveraged the pay of our managers and professionals by increasing the percentage of compensation "at risk" with variable incentives linked to high-performance expectations.

Headcount Development by Region

Region	Number of employees 31.12.2000	%	Number of employees 31.12.2001	%	Change from 2000 to 2001
Switzerland	1,085	21.4	1,135	21.3	+50
Other Europe, Africa, Middle East	1,277	25.2	1,257	23.6	-20
North America	1,384	27.3	1,466	27.5	+82
Latin America	483	9.5	533	10.0	+50
Asia Pacific	846	16.6	934	17.6	+88
Total	**5,075**	**100.0**	**5,325**	**100.0**	**+250**

A screaming noise brought us back to our unique surroundings. A group of lemurs was giving an acrobatic performance on the neighbouring tree which was full of clusters of olive-green fruit, obviously a lemur delicacy. Coming closer, it became clear that this was the famous Canarium madagascariensis, a member of the Burseraceae family, know locally as "ramy". When scratched, this fruit gives off an extremely intense scent of frankincense, elemi and ripe lemon, a highly attractive concept for modern masculine fragrances.



Corporate Governance

A very complementary experience to cruising over a canopy is to glide quietly up the Tampolo river in a pirogue. After a few minutes, you feel you are in the most peaceful and calmest place in the world. You only hear the sounds



of the forest while you feast your eyes on the delightful combination of herbaceous plants, palms, tree ferns and trees growing along the riverbank.
Suddenly, you experience one of the moments you are always waiting for – above you – a vine covered in a number of gleaming white flowers tinged with shell-pink and hanging down from the trees. You are close enough to pick up the vine to evaluate the flowers' very tender, warm but refreshing lily-type scent.

Structure of Share Capital

Issued Share Capital

Givaudan SA has one class of common share, consisting, on 31 December 2001, of 8,625,627 registered shares of CHF 10 par value each.

Conditional Share Capital

Givaudan SA's Articles of Association authorise the Board of Directors to increase the share capital as follows:

- by issuing up to 100,000 shares through the exercise of option rights to be granted to employees and directors of the Group;
- by issuing up to 900,000 shares through the exercise of option or conversion rights granted in connection with bond issues of Givaudan SA or a Group company. The Board of Directors is authorised to exclude the subscription rights for such bonds in certain circumstances.

About half of the conditional share capital for employees and directors option rights has been reserved for employee options granted in 2000 and 2001.

Authorised Share Capital

Givaudan SA's Articles of Association authorise the Board of Directors to increase the share capital by issuing up to 100,000 shares until 9 May 2002. The Board of Directors is authorised to exclude the subscription rights of the shareholders under certain conditions.
This capital will be used in 2002 in the context of the acquisition of FIS.



No doubt about it, it is a close relative of the well-known "Jewel of Masoala", Stephanotis floribunda, but nobody seems to have ever seen this variety or subspecies, a jewel at the peak of perfection.

The rainforest around Tampolo on the Masoala Peninsula provided us with around 80 interesting scents from flowers, fruits, woods, leaves and resins which since have been evaluated. Many of them have been reconstituted and are now a great source of stimulation and motivation for the creation of different types of fragrances and flavours.



Rights of the Shareholders

With the exceptions noted below, Givaudan SA's Articles of Association confer on the holders of the shares equal rights, including equal voting rights and equal financial rights. Each share is entitled to one vote.

To be able to exercise voting rights, owners of shares must apply to SAG SIS Aktienregister AG, agents for Givaudan SA, for entry in Givaudan SA's share register (Aktienregister) as shareholders with voting rights. Registration is conditional on shareholders declaring that they have acquired the shares in their own name and for their own account. The Board of Directors can permit, and has permitted, through regulations or arrangements with financial institutions, agents or fiduciaries to be registered as shareholders with voting rights (treuhänderischer Eintrag). However, no shareholder will be registered as shareholder with voting rights for more than 10% of the share capital of Givaudan SA as entered in Givaudan SA's share register. This restriction also applies in the case of shares acquired or subscribed to by the exercise of option or conversion rights. Unregistered shareholders may not participate in or vote at shareholders meetings, but will be entitled to dividends and liquidation proceeds. Only shareholders who are registered as having voting rights on the date of record are permitted to participate in and vote at a general shareholders' meeting. When exercising voting rights, no shareholders may, with their own shares and/or with the shares they represent, directly or indirectly, vote more than 10 per cent of the share capital.

The rights of the shareholders of Givaudan SA in connection with shareholders' meetings are those defined by Swiss law. However, there is a provision in the Articles of Incorporation requiring a majority of two-thirds of the share votes represented, rather than the absolute majority prescribed by law, for changes in the clauses on transfer restrictions, restrictions on voting rights, the conversion of registered shares into bearer shares, an increase in the maximum number of members of the Board of Directors, the recall of a quarter or more of the members of the Board of Directors and the change in the clause prescribing a two-thirds majority for changes in the clauses mentioned above. Some of these provisions were inserted in view of the specific situation Givaudan faced as a consequence of the spin-off.
The Board of Directors plans to propose to the General Assembly of 2003 to abolish the qualified majority applicable to certain decisions of the shareholders.

Board of Directors and Management

The Board exercises the powers and duties set out in the organisational regulation. Other powers and duties are delegated to the Executive Committee under the terms of the organisational regulation.

The directors have access to the company's business information as provided for in the organisational regulation.

Board of Directors and Committees
Board of Directors

Dr Henri B. Meier
Chairman
Businessman, Swiss national
Non-executive, independent
Member of the Board of several companies and foundations
Current term of office expires in 2004.

Dr Andres F. Leuenberger
Vice-Chairman
Businessman, Swiss national
Non-executive, independent
Member of the Board of several companies
Current term of office expires in 2002.

Jean Amic
Director
Businessman, French national
Non-executive, former CEO of Givaudan SA
Jean Amic will retire from the Board in 2002.

André Hoffmann
Director
Businessman, Swiss national
Non-executive, independent
Member of the Board of several companies and of the Board of Trustees of the Worldwide Fund for Nature
Current term of office expires in 2003.

Prof. Dr John Marthinsen
Director
Professor, US national
Non-executive, independent
Current term of office expires in 2003.

Prof. Dr Henner Schierenbeck
Director
Professor, German national
Non-executive, independent
Member of the Board of several companies and scientific institutes
Current term of office expires in 2002.

Dr Jürg Witmer
Director
Businessman, Swiss national
Executive, Chief Executive Officer of Givaudan SA
Current term of office expires in 2003.

The CVs of the Board members are available on Givaudan's website, www.givaudan.com. The term of office of the Board members is three years, subject to prior resignation or removal. Elections are made by rotation in such a way that the term of about one third of the Board members expires every year.

The Board meets at least four times a year, more often if required.

The transaction of Board business requires a quorum of the majority of the Board members. Decisions require the absolute majority of votes cast.

Compensation of the Board

In 2001, total fees to the Board including directors fees, fees for committee meetings and lump sum compensation for expenses amounted to CHF 980,000. In addition 280,000 call options or equivalent option right units were issued to members of the Board. These options vest on February 19th, 2004 and represent an aggregate value at grant of CHF 306,900.

Committees of the Board

The Givaudan Board of Directors has delegated special duties to committees.
The committees meet when required.

The *Chairman's Council*, , consisting of the Chairman, the Vice-Chairman and the CEO, supervises the implementation of the decisions of the Board. It identifies and evaluates special issues.

The *Nomination Committee* prepares the nomination of new directors of the board and manages succession planning for the members of the Executive Committee.
It consists of the Chairman, the Vice-Chairman and the CEO.

The two members of the *Audit Committee* set the framework to audit the business operations, especially in the legal and financial domains, and to ensure that the company's activities conform to business and board principles.

The two members of the *Finance and Investment Committee* support the Board of Directors in the supervision of financing, investing, managing funds and financial planning/reporting.

The *Strategy Committee*, consisting of four members presided by the Chairman, supports the Board in the development of the company's long-term goals and strategies.

The *Compensation Committee* approves the remuneration policies of the group and the remuneration of the members of the Executive Committee. It approves stock option plans and other performance-related remuneration instruments as well as the pension-fund policies. It consists of the Chairman, the Vice-Chairman and the CEO in an advisory capacity.

The Board has established the *Safety and Environment Committee* headed by the CEO. This committee sets and monitors the safety and environmental policies of the whole group, approves the S & E and supports the Board of Directors in all matters of safety, security, work hygiene and environmental protection.

Internal Audit

The internal audit function is headed by Jean-Pierre Wirtz. For specific audits of affiliates, staff from Arthur Andersen AG support the internal audit function.

Management

The members of the Executive Committee are:

Dr Jürg Witmer

Chief Executive Officer
Joined Givaudan in 1999, born 1948,
Swiss national

Mike Davis

President, Flavour Division
Joined Givaudan in 1997, born 1947,
United States national

Errol Stafford

President, Fragrance Division
Joined Givaudan in 1992, born 1943,
UK national

Othmar Vock

Chief Financial Officer
Joined Givaudan in 1994, born 1943,
Swiss national

Adrien Gonckel

Information Technology
Joined Givaudan in 1982, born 1952,
French national

Bruce Bachmeier

Human Resources
Joined Givaudan in 1995, born 1957,
United States national

The CVs of the members of the Executive Committee are available on Givaudan's website, www.givaudan.com.

Compensation of Management

Compensation of the Executive Committee consists of annual base salary, annual variable performance incentive and Givaudan's executive share option plan. In 2001 the aggregate compensation of the Executive Committee comprising annual base salary and variable incentive payments amounted to CHF 4,617,585. Under Givaudan's executive share option plan, the Executive Committee members in the aggregate were awarded 1,050,000 call options or equivalent option right units. These options vest on 19 February, 2004 and represent an aggregate value at grant of CHF 1,062,600.

Shares and options held by Board and Management

On 31 December 2001, Board members and Executive Committee members together held 3,946 shares in Givaudan SA, out of which 3,383 were held by non-executive Board members.

On 31 December 2001, Board members and Executive Committee members together held 2,527,000 options or equivalent option right units on shares in Givaudan SA, out of which 483,000 were held by non-executive Board members.

External Auditors

PricewaterhouseCoopers SA has been appointed as the world-wide auditors of the Givaudan group since the spin-off.

Givaudan Securities

Price development of share



CHF
600
550
500
450
400
350
300
June 8
2000
2001

Givaudan

SMI (rebased)

Givaudan Nominal Shares are traded at virt-x, ticker symbol 1064593.



Stephanotis vs. floribunda

Great fragrances are as marvellous flowers presented to the world for a fleeting glimpse – their beauty and emotional value is captured subconsciously to revive even after many years and to brighten your mind. Gliding nearly noiseless in a pirogue up the Tampolo River soon makes you feel as if you were in the most peaceful place in the world. Here, you may experience one of the moments you have always looked for: a very tender, warm but still refreshing lily-type scent flatters your nose, and looking above, you glimpse a vine covered with gleaming white flowers, a yet not defined species of Stephanotis.

Table of Contents Financial Part

Financial Review

	Actual		Pro forma	
in millions of Swiss francs, except per share data	**2001**	**2000**	**2001**	**2000**
Sales	2,399	2,356	2,399	2,356
Gross profit	1,153	1,130	1,153	1,130
as % of sales	*48.1%*	*48.0%*	*48.1%*	*48.0%*
EBITDA [1]	545	540	545	567
as % of sales	*22.7%*	*22.9%*	*22.7%*	*24.1%*
Operating profit	396	400	396	427
as % of sales	*16.5%*	*17.0%*	*16.5%*	*18.1%*
Net income	274	206	274	265
as % of sales	*11.4%*	*8.7%*	*11.4%*	*11.3%*
Earnings per share - basic (CHF)	32.92	35.93	32.92	30.95
Earnings per share - diluted (CHF)	32.35	35.93	32.35	30.95

*1) EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.*

Sales increased by 2% in Swiss francs and 4% in local currency, confirming the overall good performance of the Group. Gross profit margin increased to 48.1% thanks to sustained actions taken to improve the efficiency and synergies in supply-chain and production. The decrease in operating profit was due to specific business initiatives launched during the year. EBITDA decreased accordingly. Good results achieved in non operating field still allowed for an increase in net income, reaching 11.4% of sales.
The year under review was extremely demanding and challenging for the Finance function. Financial markets were difficult due to adverse economic developments aggravated by extraordinary politically influenced events in the fourth quarter.
The recession impacted heavily both on money markets and long-term capital markets. As interest fell to historically low rates there existed opportunities to consolidate debt with long-term capital market instruments at attractive conditions. Foreign currency management was also difficult due to the underlying volatility throughout the year, even though exchange rates at year end did not differ significantly from the previous year. Currency management therefore needed very careful and continuous coaching to protect the substance of our business.

Operating cash flow after tax improved by 23% from CHF 399 million to CHF 489 million. Cash and cash equivalent increased by CHF 187 million. The balance sheet structure improved further as short-term debt was reduced by CHF 193 million and long-term debt increased by CHF 305 million. The overall net equity ratio remained at a healthy 64.5%. This represents a very sound basis for any project to participate in the consolidation of activities in the Fragrance and Flavour industry. Due to our strong free cash flow generation, the initial net debt was transformed into a net cash position.
Substantial liquidities were managed carefully, particularly during the market slow down. Overall substance has been preserved, even though on part of equity investments, which are all rated first class blue chip category, some downturn had to be faced, which is reflected in equity variances. Investments were all managed in such a way that funds were available whenever a major opportunity turned up for acquisitions or other special opportunities in our business.

Concerted efforts were made in consolidating the Group accounting standards, including all the modifications required by the International Accounting Standards Board, particularly in the field of accounting for financial instruments.
The internal accounting and treasury concepts and guidelines were also upgraded world-wide to ensure that risks were properly managed and opportunities exploited in all our legal entities of the Group.

Consolidated Financial Statements

Consolidated Income Statement for the Year Ended 31 December

in millions of Swiss francs, except per share data	Note	**2001**	**2000**
Sales	5	**2,399**	**2,356**
Cost of sales		(1,246)	(1,226)
Gross profit		**1,153**	**1,130**
as % of sales		*48.1%*	*48.0%*
Marketing, development and distribution expenses	6	(597)	(538)
Administration expenses		(82)	(78)
Amortisation of intangible assets	16	(71)	(71)
Other operating income (expenses), net		(7)	(43)
Operating profit		**396**	**400**
as % of sales		*16.5%*	*17.0%*
Financial income (expenses), net	8	(12)	(98)
Result before taxes		**384**	**302**
Income taxes	9	(109)	(95)
Result after taxes		**275**	**207**
Minority interest	10	(1)	(1)
Net income		**274**	**206**
as % of sales		*11.4%*	*8.7%*
Earnings per share - basic (CHF)	11	**32.92**	**35.93**
Earnings per share - diluted (CHF)	11	**32.35**	**35.93**

Consolidated Balance Sheet at 31 December

in millions of Swiss francs	Note	**2001**	**2000**
Cash and cash equivalents		467	280
Available-for-sale financial assets	12	584	438
Accounts receivable – trade	13	370	408
Inventories	14	417	426
Current income tax assets	9	20	24
Trading financial instruments	18	49	-
Other current assets		63	146
Current assets		**1,970**	**1,722**
Property, plant and equipment	15	1,004	983
Intangible assets	16	1,055	1,120
Deferred income tax assets	9	139	143
Other long-term assets		151	146
Non-current assets		**2,349**	**2,392**
Total assets		**4,319**	**4,114**
Short-term debt	17	299	492
Accounts payable – trade and others		125	149
Current income tax liabilities	9	28	45
Trading financial instruments	18	55	-
Accrued and other current liabilities		137	196
Current liabilities		**644**	**882**
Long-term debt	17	648	343
Provisions	19	23	32
Liabilities for post-employment benefits	7	122	119
Deferred income tax liabilities	9	55	25
Other non-current liabilities		39	31
Non-current liabilities		**887**	**550**
Minority interest	10	**4**	**3**
Share capital		86	86
Retained earnings and reserves		3,021	2,786
Own equity instruments		(184)	(139)
Fair value reserve for available-for-sale financial assets		(90)	-
Equity component of exchangeable bond		10	-
Cumulative translation differences		(59)	(54)
Equity	20	**2,784**	**2,679**
Total liabilities, minority interest and equity		**4,319**	**4,114**

Consolidated Statement of Changes in Equity for the Year Ended 31 December

in millions of Swiss francs	Note	**2001**	**2000**
Share capital			
Balance at 1 January		86	6
Issue of shares		-	80
Balance at 31 December		**86**	**86**
Retained earnings and reserves			
Balance at 1 January		2,786	817
Effect of adoption of IAS39		15	-
Balance at 1 January as restated		2,801	817
Dividends paid	20	(54)	-
Net income		274	206
Re-assignment of assets	4	-	1,763
Balance at 31 December		**3,021**	**2,786**
Own equity instruments			
Balance at 1 January		(139)	-
Movement of the year	20	(45)	(139)
Balance at 31 December		**(184)**	**(139)**
Fair value reserve for available-for-sale financial assets			
Balance at 1 January		-	-
Fair value gains (losses) during the year, net		(91)	-
Deferred taxes on fair value gains (losses) during the year		1	-
Balance at 31 December		**(90)**	**-**
Equity component of exchangeable bond			
Balance at 1 January		-	-
Issue of exchangeable bond		10	-
Balance at 31 December		**10**	**-**
Currency translation differences			
Balance at 1 January		(54)	(92)
Gains (losses) recognised during the year, net		(5)	38
Balance at 31 December		**(59)**	**(54)**
Total equity at 31 December		**2,784**	**2,679**

Consolidated Cash Flow Statement for the Year Ended 31 December

in millions of Swiss francs	Note	**2001**	**2000**
Net income		274	206
Non-operating income and expenses, taxes and minority interest		122	194
Operating Profit		**396**	**400**
Depreciation of property, plant and equipment	15	78	69
Amortisation of intangible assets	16	71	71
Other non-cash income and expenses		15	15
Adjustments for non-cash item		**164**	**155**
(Increase) decrease in inventories		4	31
(Increase) decrease in accounts receivable		50	(67)
(Increase) decrease in other current assets		37	(44)
Increase (decrease) in accounts payable		(34)	(16)
Increase (decrease) in other current liabilities		(42)	42
(Increase) decrease in working capital		**15**	**(54)**
Income taxes paid		(82)	(79)
Other operating cash flows, net		(4)	(23)
Cash flows from (for) operating activities		**489**	**399**
Increase (decrease) in long-term debt, net		317	303
Increase (decrease) in short-term debt, net		(186)	(5)
Issuance of share capital		-	80
Net cash effect of re-assignment of assets	4	-	116
Interest paid		(41)	(68)
Dividends paid		(54)	-
Acquisition of own equity instruments, net	20	(45)	(139)
Others, net		20	19
Cash flows from (for) financing activities		**11**	**306**
Purchase of property, plant and equipment and intangible assets		(114)	(130)
Proceeds from the disposal of property, plant and equipment and intangible assets		6	2
Interest received		13	18
Dividends received		3	-
Purchase of available-for-sale financial assets, net		(236)	(452)
Trading financial instruments, net		23	-
Others, net		(7)	24
Cash flows from (for) investing activities		**(312)**	**(538)**
Net effect of currency translation on cash and cash equivalents		(1)	(2)
Increase (decrease) in cash and cash equivalents		187	165
Cash and cash equivalents at the beginning of the year		280	115
Cash and cash equivalents at the end of the year		**467**	**280**

Notes to the Consolidated Financial Statements

1. Group organisation

Group organisation

Givaudan SA and its subsidiaries (hereafter 'the Group'), operate under the name Givaudan. The Group is headquartered in Vernier, near Geneva, Switzerland.

Givaudan is a leading supplier of creative fragrance and flavour products to consumer goods industries. It operates in over 100 countries and has subsidiaries in more than 20 countries. World-wide, it employs 5,325 people.
A list of the principal group companies is shown in Note 23 of the consolidated financial statements.

Spin-off from Roche Group

On 9 May 2000 the spin-off of Givaudan was approved at the Annual General Meeting of Roche shareholders. Up until 8 June 2000 the Group operated as the Fragrance and Flavour Division of the Roche Group.

On 8 June 2000 the Group was spun off as an independent company under the name of Givaudan. The shares in Givaudan were distributed on this date as a special dividend to the holders of Roche shares and non-voting equity securities.

Givaudan's shares are listed on the Swiss Exchange.

2. Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with and comply with International Accounting Standards. They are prepared under the historical cost convention.

Givaudan SA's Board of Directors approved these consolidated financial statements on 1 March 2002.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period.
If in the future such estimates and assumptions, which are based on management's best judgement at the date of the financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.
The entities that are consolidated are those companies controlled, directly or indirectly, by Givaudan SA, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital.

Companies acquired during the year are consolidated from the date on which operating control is transferred to the Group, and subsidiaries to be divested are included up to the date of divestment.

Prior to 8 June 2000, the financial statements included the combined operations of Givaudan SA and its subsidiaries, Givaudan Roure (United States) Inc. and its subsidiaries (a wholly owned subsidiary of Roche Holdings Inc., a company registered in the United States), Givaudan Roure Argenteuil (France), (indirectly a wholly owned subsidiary of Roche Holding Ltd) and certain fragrances and flavours business units in subsidiaries of Roche Holding Ltd. These entities were transferred to Givaudan SA as part of the spin-off.

Foreign currency valuation

Assets and liabilities of Group companies reporting in currencies other than Swiss francs (foreign entities) are translated into Swiss francs using year-end rates of exchange. Sales, costs, expenses, net income and cash flows are translated at the average rates of exchange for the year. Translation differences due to the changes in exchange rates between the beginning and the end of the year and the difference between net income translated at the average year and year-end exchange rates are taken directly to equity.

On the divestment of a foreign entity, the cumulative currency translation differences relating to that foreign entity are recognised in income as part of the gain or loss on divestment.

Exchange gains and losses arising in Group companies from the translation into their local reporting currency of their financial assets and liabilities denominated in foreign currencies and from the settlement of foreign currency transactions are included in income.

Certain Group companies maintain financial information for Group reporting purposes in US dollars where the US dollar is the functional currency of the companies concerned. The effect of exchange rate differences between the local currency and the US dollar in respect of financial assets and liabilities is included in income.

Sales and cost of sales

Sales represent amounts received and receivable for goods supplied and services rendered to customers after deducting volume discounts and sales taxes. Sales are generally recognised upon shipment of products. Cost of sales includes the corresponding direct production costs of goods manufactured and services rendered as well as related production overheads.

Research and product development costs

Research and product development costs are charged against income as incurred since the criteria for their recognition as an asset are not met in the opinion of management.

Employee benefit costs

Wages, salaries, social security contributions, annual leave and sick leave paid, bonuses and non-monetary benefits are accrued or expensed in the year in which the associated services are rendered by the Group's employees.

The Group operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-administered funds.
The pension plans are generally funded by payments from employees and by the relevant Group companies, taking account of the recommendations of independent qualified actuaries.

Defined benefit retirement plans based on employees' years of service and remuneration at retirement are generally provided for employees of most major Group companies. Plans are usually funded by payments from the Group and by the employees to financially independent trusts. Where, due to local conditions, a plan is not funded, a liability is recorded in the financial statements. The aggregated cost for the year for defined benefit plans is determined using the projected unit credit method. This reflects service rendered by employees to the dates of valuation and incorporates actuarial assumptions primarily regarding discount rates used in determining the present value of benefits, projected rates of remuneration growth, and long-term expected rates of return on plan assets. Discount rates are based on the market yields of high-quality corporate bonds in the country concerned. Differences between assumptions and actual experiences, as well as the effects of changes in actuarial assumptions are allocated over the estimated average remaining working lives of employees. Past service costs are allocated over the average period until the benefits become vested. Pension assets and liabilities in different defined benefit schemes are not offset unless the Group has a legally enforceable right to use the surplus in one plan to settle obligations in the other plan.

The Group's contributions to defined contribution pension plans are charged to the income statement in the year to which they relate. Some Group companies provide certain post-retirement healthcare and life insurance benefits to their retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and completing a minimum service period. The expected costs of these benefits are accrued over the periods in which employees render service to the Group. No compensation cost is recognised in the income statement for the granting of stock options based on conditional capital, except for the underlying social security costs.

Taxation

Income taxes include all taxes based upon the taxable profits of the Group, including withholding taxes payable on the distribution of retained earnings within the Group.
Other taxes not based on income, such as property and capital taxes, are included either in the operating expenses or in financial expenses according to their nature.

Deferred income taxes are provided based on the balance sheet liability method, under which deferred tax consequences are recognised for temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred income tax assets relating to the carry-forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and when there is a legally enforceable right to offset them.

Cash and cash equivalents

Cash and cash equivalents comprises cash on hand and time, call and current balances with banks and similar institutions.

Financial Instruments

Marketable securities are composed of debt and equity securities. All marketable securities are initially recorded at acquisition cost, including transaction costs. They are generally treated as available-for-sale financial assets; purchases and sales are accounted for on the settlement date. They are classified as current assets, unless they are expected to be realised beyond twelve months of the balance sheet date.
At each period end the book value is adjusted to the market value, the latter being calculated by reference to stock exchange quoted selling prices at the close of business on the balance sheet date, with a corresponding entry in equity. Monetary items, such as marketable debt securities, denominated in a foreign currency are adjusted for the effect of any change in exchange rates with unrealised gain or loss booked in the income statement. Realised gain or loss is recognised in the income statement upon disposal of marketable securities or when determined to be impaired. Dividends and interest earned are included in the income statement as financial income.

Derivative instruments are entered into for providing effective economic hedges. Generally, they do not qualify for hedge accounting according to IAS39 and are treated as held-for-trading financial instruments. They are initially recorded at cost, including transaction costs. Purchases and sales are accounted for on the settlement date. At period-end, the derivatives are re-valued at fair value, based on quoted market prices at the balance sheet date, with unrealised gain or loss booked in the income statement. They are de-recognised when the Group has lost control of the contractual rights of the derivatives, with realised gain or loss booked in the income statement.

At each period-end, non-quoted financial assets are re-valued at fair value based on prices given by reputable financial institutions or on the price of the latest transaction.

The financial assets are impaired when the recoverable amount, being the net selling price, is less than the carrying amount. The charge is recorded within line financial income (expenses), net of the consolidated income statement.

The proceeds of straight bonds issued are recognised at the proceeds received, net of transaction costs incurred. Any discount arising from the coupon rate, represented by the difference between the net proceeds and the redemption value, is amortised using the effective interest rate method and charged to interest expense over the life of the bond. They are de-recognised at redemption date.

The proceeds, net of expenses, of debt securities with embedded derivatives are accounted for by splitting the debt element recognised as a liability and the conversion option recorded in equity in proportion to their fair market values at the time of issue. After initial recognition, the debt element is measured at amortised cost. The debt discount arising from the difference between the debt element at issuance and the par value is amortised using the effective interest rate method. The charge is recorded as interest expense in the income statement. The debt securities are de-recognised at the time of option exercise or at redemption date.

Information on financial risk management of the Group is described in the Note 3. Detailed disclosures can be found in Notes 12, 17 and 18 to the consolidated financial statements.

The International Accounting Standard 39 on Financial Instruments: Recognition and Measurement affected the Group accounting for most financial instruments held by the Group. In agreement with the transition rules, changes in fair value of financial instruments were recorded against retained earnings and the 2000 financial statements were not restated. Marketable securities are composed of debt and equity securities. Prior to the adoption of IAS 39, these were carried at the lower of cost or market value on the balance sheet date with a corresponding adjustment in the income statement. As of 1 January 2001, all marketable securities are adjusted to their

current fair value at each period end with a corresponding entry in equity.
Until 31 December 2000, derivatives used in the Group were either to hedge current balance sheet items or future cash flows. The adjustment to fair value was booked in the income statement when the derivative hedged a balance item otherwise in the balance sheet.
As of 1 January 2001, derivatives are re-valued at fair value with unrealised gain or loss booked in the income statement.

Accounts receivable - trade

Trade receivables are carried at anticipated realisable value. An allowance is made for doubtful receivables based on a periodic review of all outstanding amounts. During the year in which they are identified, bad debts are written off. The charge is reported within line Marketing, development and distribution expenses of the consolidated income statement.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the first-in, first-out method.

Property, plant and equipment

Property, plant and equipment are initially recorded at cost of purchase or construction and are depreciated on a straight-line basis, except for land, which is not depreciated.

Estimated useful lives of major classes of depreciable assets are as follows:

- Buildings and land improvements 40 years
- Machinery and equipment 5-15 years
- Office equipment 3 years
- Motor vehicles 5 years

Repairs and maintenance costs are recognised as expenses as incurred.

Interest costs on borrowing to finance the purchase or construction of property, plant and equipment are not capitalised. The Group has no significant finance leases. Payments made under operating leases are charged against income on a straight-line basis over the term of the lease.

When the recoverable amount of an asset, being the higher of its net selling price and its value in use, is less than its carrying amount, then the carrying amount is reduced to the asset's recoverable value. This reduction is reported as an impairment loss within line other operating income (expenses), net, of the consolidated income statement. Value in use is determined using estimated cash flows, generally over a five-year period, with extrapolating projections for subsequent years. These are discounted using an appropriate long-term interest rate.

Intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions is recorded in the balance sheet as an intangible asset and is amortised on a straight-line basis over the estimated useful life but not in excess of 20 years. Any goodwill or fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of a foreign entity are generally recorded in the local currency at the effective date of the transaction.

Other intangibles assets such as patents, trademarks and licences are initially recorded at their acquisition cost and are amortised on a straight-line basis over their estimated economic lives for a period limited to 20 years.

When the recoverable amount of an asset, being the higher of its net selling price or its value in use, is less than its carrying amount, then the carrying amount is reduced to the asset's recoverable value. This reduction is reported as an impairment loss within line other operating income (expenses), net, of the consolidated income statement. Value in use is determined using estimated cash flows, generally over a five-year period, with extrapolating projections for subsequent years. These are discounted using an appropriate long-term interest rate.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed regularly and are adjusted where necessary to reflect the current best estimates of the obligation.

Own equity instruments

Own equity instruments are recorded as a deduction from equity. The original cost of acquisition, results from resale and other movements are reported as changes in equity. More detailed information is provided in Note 20 of the consolidated financial statements.

International Accounting Standards

The Group has adopted new or revised International Accounting Standards and interpretations of the Standing Interpretation Committee effective as of 1 January 2001. Where necessary, the comparative figures have been re-classified or extended from the previously reported results to take into account any additional disclosure requirements.

Those standards are:

- Income Taxes;
- Employee Benefits;
- Accounting for investments in Associates;
- Financial Reporting of Interests in Joint Ventures;
- Financial Instruments: Recognition and Measurement;
- Investment Property;
- SIC 17 to 25.

Apart from Financial Instruments: Recognition and Measurement no significant adjustments were necessary as a result of implementing these standards, as the Group's accounting policies previously reflected the main principles in the new and revised standards.

Notably, the Standard 39 on Financial Instruments: Recognition and Measurement affected the accounting for most financial instruments held by the Group.
As a result of the implementation of IAS39 the Group has increased by CHF 15 million its opening equity balance. The change in accounting policies will not affect the Group's future cash flows.

3. Financial risk management

Financial risk management within the Group is governed by policies approved by senior management. These policies cover foreign exchange risk, interest rate risk, market risk, credit risk and liquidity risk. Group policies also cover areas such as cash management, investment of excess funds and raising short- and long-term debt.

When deemed appropriate certain of the above risks are altered through the use of financial instruments. Group management believes that, in order to create the optimum value for the Group, it is not desirable to eliminate or mitigate all possible market fluctuations. Financial instruments are selectively used to create and optimise value. Group companies report details of the financial instruments outstanding and financial liquidity position to Group Treasury on a monthly basis.

Foreign exchange risk

The Group operates across the world and is exposed to movements in foreign currencies affecting its net income and financial position, as expressed in Swiss francs.

Transaction exposure arises because the amount of local currency paid or received in transactions denominated in foreign currencies may vary due to changes in exchange rates. For many Group companies income is generated primarily in the local currency. A significant amount of expenditures, especially for the purchase of goods for resale and interest on and repayment of loans are in foreign currencies. Similarly, transaction exposure arises on net balances of monetary assets held in foreign currencies. Group companies manage this exposure at a local level, if necessary by means of derivative financial instruments such as options and forward contracts. In addition, Group Treasury monitors total world-wide exposure with the help of comprehensive data received on a monthly basis.

Translation exposure arises from the consolidation of the foreign currency denominated financial statements of the Group's foreign subsidiaries. The effect on the Group's consolidated equity is shown as a currency translation difference.

Interest rate risk

Interest rate risk arises from movements in interest rates which could have adverse effects on the Group's net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities. In addition, they can affect the market value of certain financial assets, liabilities and instruments as described in the following section on market risk. Group companies manage their short-term interest rate risk locally, if necessary by means of derivative financial instruments such as interest rate swaps. Furthermore, the consolidated interest rate risk is monitored by Group Treasury on a world-wide level.

Market risk

Changes in the market value of certain financial assets, liabilities and instruments can affect the net income or financial position of the Group. The risk of loss in value is assessed by a very careful review prior to investing, diversification of assets and continuous monitoring of the performance of investments and changes in their risk configuration.

Credit risk

Credit risk arises from the possibility that the counter-party to a transaction may be unable or unwilling to meet their obligations causing a financial loss to the Group.

Trade receivables are subject to a policy of active risk management which focuses on the assessment of country risk, credit limits, ongoing credit evaluation and account monitoring procedures. Collateral is generally not required. There are no significant concentrations within trade receivables of counter-party credit risk due to the large number of customers that the Group deals with and their wide geographical spread. Country risk limits and exposures are continuously monitored. The exposure of other financial assets and liabilities to credit risk is controlled by setting a policy for limiting credit exposure to high-quality counter-parties, continuously reviewing credit ratings, and limiting individual aggregate credit exposure accordingly.

Liquidity risk

Group companies must have sufficient availability of cash to meet their obligations. Individual companies are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover cash deficits, subject to Group policies, guidelines and guidance.

4. Transactions with Roche

In accordance with the spin-off agreement, Roche contributed some CHF 1,763 million to Givaudan. This was done in the form of re-assignment of assets consisting of cash and cancellation of balances due to Roche companies.

Sales to Roche are considered to be third party and are included in segment sales to third parties in Note 5 to the consolidated financial statements. Sales to the Roche Group amounted to CHF 33 million for the first six months 2000 and were realised in Switzerland.

Subsidiaries of Roche Holding Ltd incurred expenses, amounted to less than CHF 1.5 million in 2000, on behalf of the Group up to 30 June 2000 (excluding those expenses under the terms of the spin-off agreement). These expenses are reflected at cost and included as Administration expenses. Interest expense on loans due to Roche is recorded in Financial income (expenses), net, and amounted to CHF 26 million up to 30 June 2000.

5. Segment information

The Group's world-wide operations are organised into two operating divisions, Fragrances and Flavours. These divisions are the basis upon which the Group reports its primary segment information.

The secondary format is based on geographical segmentation. The business segments operate in five main geographical areas, namely Switzerland, other EAME (Other Europe, Africa and Middle East), USA and Canada, Latin America and Asia Pacific.

Business segments

		Fragrances		Flavours		Group	
in millions of Swiss francs	Note	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**
Segment sales		1,122	1,129	1,289	1,235	2,411	2,364
Less inter-divisional sales [a]		(10)	(6)	(2)	(2)	(12)	(8)
Segment sales to third parties	4	**1,112**	**1,123**	**1,287**	**1,233**	**2,399**	**2,356**
EBITDA [b]		**215**	**230**	**330**	**310**	**545**	**540**
as % of sales		*19.3%*	*20.5%*	*25.6%*	*25.1%*	*22.7%*	*22.9%*
Depreciation		(40)	(34)	(38)	(35)	(78)	(69)
Amortisation		-	-	(71)	(71)	(71)	(71)
Operating profit		**175**	**196**	**221**	**204**	**396**	**400**
as % of sales		*15.7%*	*17.5%*	*17.2%*	*16.6%*	*16.5%*	*17.0%*
Operating assets [c]		891	917	1,957	2,020	2,848	2,937
Unallocated assets [d]						1,471	1,177
Consolidated total assets						**4,319**	**4,114**
Operating liabilities [c]		(42)	(62)	(33)	(26)	(75)	(88)
Unallocated liabilities [d]						(1,456)	(1,344)
Consolidated total liabilities						**(1,531)**	**(1,432)**
Capital expenditures [e]		68	68	46	62	114	130
Number of employees		2,535	2,372	2,790	2,703	5,325	5,075

a) *Transfer prices for inter-divisional sales are set on an arm's length basis.*

b) *EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.*

c) *Operating assets consist primarily of property, plant and equipment, intangibles, inventories and receivables. Segment operating liabilities consist of trade accounts payable and notes payable.*

d) *Unallocated assets and liabilities mainly include current and deferred income tax balances, and financial assets and liabilities, principally cash, investments and debt.*

e) *Capital expenditures include additions to property, plant and equipment and to intangible assets, excluding acquisitions of subsidiaries.*

Geographical segments

in millions of Swiss francs	Note	Segment sales [a] 2001	Segment sales [a] 2000	Segment net operating assets [b] 2001	Segment net operating assets [b] 2000	Capital expenditures [c] 2001	Capital expenditures [c] 2000
Switzerland		118	118	439	432	27	26
Other EAME		721	722	460	485	25	27
USA and Canada		838	815	1,441	1,491	41	41
Latin America		268	263	160	162	10	9
Asia Pacific		454	438	273	279	11	27
Total	4	**2,399**	**2,356**	**2,773**	**2,849**	**114**	**130**

a) Sales are shown by destination.

b) Operating assets consist primarily of property, plant and equipment, intangibles, inventories and receivables. Segment operating liabilities consist of trade accounts payable and notes payable.

c) Capital expenditures include additions to property, plant and equipment and intangible assets, excluding acquisitions of subsidiaries.

6. Marketing, development and distribution expenses

Expenses for product development and research activities in 2001 amounted to CHF 200 million (2000: CHF 186 million) and are included in the income statement under marketing, development and distribution expenses.

7. Employee benefits

The following amounts related to employee remuneration and benefits are included in determining operating profit:

in millions of Swiss francs	2001	2000
Wages and salaries	474	433
Social security costs	58	55
Post-employment benefits: defined benefit plans	23	28
Post-employment benefits: defined contribution plans	9	8
Other employee benefits	39	35
Total employees' remuneration	**603**	**559**

At the year-end, the Group employed 5,325 people (2000: 5,075).

Post-employment benefits

Most employees are covered by retirement benefit plans sponsored by Group companies. The nature of such plans varies according to local legal regulations, fiscal requirements and economic conditions of the countries in which the employees are employed.
Other post-employment benefits consist primarily of post-retirement healthcare and life insurance schemes, principally in the USA.
Plans are usually funded by payments from the Group and by employees to financially independent trusts.
Where a plan is unfunded, a liability for the entire obligation is recorded in the Group's balance sheet.

Amounts recognised in the income statement for post-employment defined benefit plans consist of the following:

in millions of Swiss francs	**2001**	**2000**
Current service cost	26	29
Interest cost	57	50
Expected return on plan assets	(59)	(53)
Net actuarial (gains) losses recognised	(1)	2
Past service cost	-	-
Total included in employees' remuneration	**23**	**28**

The actual return on plan assets in 2001 was a decrease of CHF 123 million (2000: an increase of CHF 47 million).

Movements during the year in the net asset (liability) recognised in the balance sheet for post-employment defined benefit plans were as follows:

in millions of Swiss francs	**2001**	**2000**
At 1 January	(95)	(84)
Total expenses included in employees' remuneration	(23)	(28)
Contributions paid	18	21
Benefits paid (unfunded plans)	5	7
Currency translation effects and others	-	(11)
At 31 December	**(95)**	**(95)**

The following amounts were recognised in the balance sheet for post-employment defined benefit plans:

in millions of Swiss francs	**2001**	**2000**
Unfunded plans		
Recognised liability for actuarial present value of unfunded obligations due to past and present employees	(90)	(87)
Funded plans		
Actuarial present value of funded obligations due to past and present employees	(993)	(900)
Plan assets held in trusts at fair value	759	899
Plan assets over (under) actuarial present value of funded obligations	(234)	(1)
Less		
- unrecognised actuarial (gains) losses	229	(7)
- unrecognised past service costs	-	-
Recognised asset (liability) for funded obligations due to past and present employees	(5)	(8)
Total unfunded and funded plans	**(95)**	**(95)**
Asset (liability) recognised		
Deficit recognised as liabilities for post-employment benefits	(121)	(119)
Surplus recognised as part of other long-term assets	26	24
Total net asset (liability) recognised	**(95)**	**(95)**

The above amounts include non-pension post-employment benefit schemes, principally post-retirement healthcare and life insurance, with an actuarial present value of obligations of CHF 62 million at year end (2000: CHF 51 million). The related net liability recognised was CHF 59 million (2000: CHF 51 million). Actuarial loss of CHF 3 million (2000: gain of CHF 7 million) was unrecognised.

Amounts recognised in the balance sheet for post-employment defined benefit plans are predominantly non-current and are reported as non-current assets and non-current liabilities.

The Group operates defined benefit schemes in many countries for which the actuarial assumptions vary based on local economic and social conditions. The range of assumptions used in the actuarial valuations of the most significant defined benefit plans, in countries with stable currencies and interest rates, were as follows:

	2001	**2000**
Discount rates	4.5 to 7.3%	5.0 to 8.0%
Projected rates of remuneration growth	2.5 to 5.0%	3.0 to 6.5%
Expected rates of return on plan assets	5.5 to 9.0%	5.5 to 9.0%
Healthcare cost trend rate	6.0%	6.0%

Executive share option plan

The Group established share option plans to further the long-term interests of Group executives and members of the Board of Directors. Key executives are awarded a portion of their performance-related compensation in Givaudan call options which may be exercised or settled in cash. Participation in these plans is mandatory.

The executive share option plans are established with Givaudan registered shares as underlying securities.

The 2000 executive share option plan was set with a maturity date of 30 September 2005 with a restricted period of 3 years. The strike price is set at CHF 560. The ratio is 100:1 (100 options entitle the holder to receive one share). The number of options outstanding at 31 December 2001 is 2,313,000 (2000: 2,328,000). No options have been exercised either in 2000 or 2001.

The 2001 executive share option plan was set with a maturity date of 20 February 2006 with a restricted period of 3 years. The strike price is set at CHF 520. The ratio is 100:1 (100 options entitle the holder to receive one share). The number of options outstanding at 31 December 2001 is 2,503,000. No options have been exercised in 2001.

For these plans, the Group has at its disposal conditional share capital up to an amount of CHF 1 million representing 100'000 registered shares with a par value of CHF 10 per share.

8. Financial income (expenses), net

in millions of Swiss francs	Note	**2001**	**2000**
Gains (losses) from marketable securities, net		-	(14)
Interest income		23	18
Dividend income		3	-
Fair value and realised gains (losses) from derivatives instruments, net		3	-
Interest expense	4	(42)	(67)
Exchange gains (losses), net		14	(13)
Impairment of financial assets		(9)	-
Other financial income (expenses), net		(4)	(22)
Total financial income (expenses), net		**(12)**	**(98)**

9. Income taxes

Amounts charged (credited) in the income statement are as follows:

in millions of Swiss francs	2001	2000
Current income taxes	75	84
Deferred income taxes	34	11
Total income tax expenses	**109**	**95**

Since the Group operates globally, it is liable for income taxes in many different tax jurisdictions. The Group calculates its average expected tax rate as a weighted average of the tax rates in the tax jurisdictions in which the Group operates.

The Group's effective tax rate differs from the Group's average expected tax rate as follows:

	2001	2000
Group's average expected tax rate	24%	25%
Tax effect of		
• Income not taxable	(3)%	(3)%
• Benefit of prior year tax losses not previously recognised	-	-
• Goodwill not deductible	4%	6%
• Other differences	3%	3%
Group's effective tax rate	**28%**	**31%**

Income tax assets and liabilities

Amounts recognised in the balance sheet related to income taxes are as follows:

Current income taxes

in millions of Swiss francs	2001	2000
Current income tax assets	20	24
Current income tax liabilities	(28)	(45)
Net current income tax asset (liability)	**(8)**	**(21)**

Deferred income taxes

in millions of Swiss francs	**2001**	**2000**
Deferred income tax assets	139	143
Deferred income tax liabilities	(55)	(25)
Net deferred income tax asset (liability)	**84**	**118**

Amounts recognised in the balance sheet for deferred taxes are reported as non-current assets and non-current liabilities, a portion of which is current and is charged or credited to the income statement in the current year.

Deferred income tax assets are recognised for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable. The Group has no material unrecognised tax losses. Deferred income tax liabilities have not been established for withholding tax and other taxes that would be payable on the un-remitted earnings of certain foreign subsidiaries, as such amounts are currently regarded as permanently reinvested.

Deferred income tax assets and liabilities and the related deferred income tax charges are attributable to the following items:

in millions of Swiss francs - 2001	**Property, plant & equipment and intangible assets**	**Restructuring provisions**	**Other temporary differences**	**Total**
Net deferred income tax asset at 1 January	48	1	69	118
Charged to income statement	(22)	-	(12)	(34)
Charged to equity	-	-	(1)	(1)
Currency translation effects	2	-	(1)	1
Net deferred income tax asset at 31 December	**28**	**1**	**55**	**84**

in millions of Swiss francs - 2000	**Property, plant & equipment and intangible assets**	**Restructuring provisions**	**Other temporary differences**	**Total**
Net deferred income tax asset at 1 January	52	4	61	117
Charged to income statement	(7)	(3)	(1)	(11)
Currency translation effects	3	-	9	12
Net deferred income tax asset at 31 December	**48**	**1**	**69**	**118**

10. Minority interest

Minority interest represents the interests of third-party shareholders in the net results of operations and the net assets of subsidiaries in China and Thailand which are not fully owned by Givaudan, either directly or indirectly.

11. Earnings per share

Basic earnings per share

	2001	2000
Net income for the year (CHF million)	**274**	**206**
Weighted average number of shares outstanding		
Ordinary shares [a]	8,625,627	5,796,922
Treasury shares	(301,931)	(62,766)
	8,323,696	**5,734,156**
Earnings per share - basic (CHF)	**32.92**	**35.93**

a) Taking into account the share split of 4 April 2000 (Note 20).

Diluted earnings per share

For the calculation of diluted earnings per share in 2001, the weighted average number of shares outstanding is adjusted to assume conversion of all dilutive potential shares.

	2001	2000
Net income adjusted for elimination of interest, net of tax of CHF 5 million for dilutive convertible instruments (CHF million)	**279**	
Weighted average number of shares outstanding adjusted for shares on assumed conversion of dilutive convertible instruments of 301,931	**8,625,627**	
Earnings per share - diluted (CHF)	**32.35**	**35.93**

12. Available-for-sale financial assets

in millions of Swiss francs	2001	2000
Equity securities	507	213
Bonds and debentures	195	46
Money market instruments [a]	-	179
Total marketable securities available-for-sale	**702**	**438**

in millions of Swiss francs	2001	2000
Current assets	584	438
Non-current assets (included in Other long-term assets) [a]	118	-
Total marketable securities available-for-sale	**702**	**438**

a) The introduction of IAS 39 caused reclassifications between categories for certain financial assets.

13. Accounts receivable - trade

in millions of Swiss francs	2001	2000
Accounts receivable	374	409
Notes receivable	14	17
Less: allowance for doubtful accounts	(18)	(18)
Total accounts receivable – trade	**370**	**408**

14. Inventories

in millions of Swiss francs	2001	2000
Raw materials and supplies	245	244
Work in process	24	21
Finished goods	170	184
Less: allowance for slow moving and obsolete inventories	(22)	(23)
Total inventories	**417**	**426**

15. Property, plant and equipment

in millions of Swiss francs - 2001	Land	Buildings and land improvements	Machinery, equipment and vehicles	Construction in progress	Total
Cost					
Balance at 1 January	61	665	943	65	1,734
Currency translation effects	(1)	(4)	(5)	-	(10)
Additions	-	5	32	77	114
Disposals	(1)	(6)	(23)	-	(30)
Transfers	1	32	69	(102)	-
Balance at 31 December	60	692	1,016	40	1,808
Accumulated depreciation					
Balance at 1 January	-	(218)	(533)	-	(751)
Currency translation effects	-	1	3	-	4
Depreciation	-	(16)	(62)	-	(78)
Disposals	-	5	16	-	21
Balance at 31 December	-	(228)	(576)	-	(804)
Net book value at 31 December	**60**	**464**	**440**	**40**	**1,004**

in millions of Swiss francs - 2000	Land	Buildings and land improvements	Machinery, equipment and vehicles	Construction in progress	Total
Cost					
Balance at 1 January	46	589	896	112	1,643
Currency translation effects	(2)	(7)	(10)	3	(16)
Additions	10	10	35	75	130
Disposals	(1)	(2)	(18)	(2)	(23)
Transfers	8	75	40	(123)	-
Balance at 31 December	61	665	943	65	1,734
Accumulated depreciation					
Balance at 1 January	-	(206)	(501)	-	(707)
Currency translation effects	-	2	7	-	9
Depreciation	-	(14)	(55)	-	(69)
Disposals	-	-	16	-	16
Balance at 31 December	-	(218)	(533)	-	(751)
Net book value at 31 December	**61**	**447**	**410**	**65**	**983**

Operating lease commitments

At year-end, the Group had commitments for the following future minimum payments under non-cancellable operating leases:

in millions of Swiss francs	**2001**	**2000**
Within one year	11	10
Within two to five years	18	17
Thereafter	33	33
Total minimum payments	**62**	**60**

The total rental for all operating leases was CHF 28 million (2000: CHF 29 million)

The Group has no significant capital commitments for the purchase or construction of property, plant and equipment.

16. Intangible assets

in millions of Swiss francs - 2001	**Goodwill**	**Patents, licenses, trademarks and other**	**Total**
Cost			
Balance at 1 January	1,377	65	1,442
Currency translation effects	6	-	6
Additions	-	-	-
Disposals	-	(1)	(1)
Balance at 31 December	1,383	64	1,447
Accumulated amortisation			
Balance at 1 January	(257)	(65)	(322)
Currency translation effects	-	-	-
Amortisation	(71)	-	(71)
Disposals	-	1	1
Balance at 31 December	(328)	(64)	(392)
Net book value at 31 December	**1,055**	**-**	**1,055**

in millions of Swiss francs - 2000	Goodwill	Patents, licenses, trademarks and other	Total
Cost			
Balance at 1 January	1,368	65	1,433
Currency translation effects	6	-	6
Additions	10	-	10
Disposals	(7)	-	(7)
Balance at 31 December	1,377	65	1,442
Accumulated amortisation			
Balance at 1 January	(188)	(65)	(253)
Currency translation effects	2	-	2
Amortisation	(71)	-	(71)
Disposals	-	-	-
Balance at 31 December	(257)	(65)	(322)
Net book value at 31 December	**1,120**	**-**	**1,120**

At year-end, the Group had no significant capital commitments for the purchase of intangible assets.

17. Debt

in millions of Swiss francs – 2001	Short-term within one year	within two to three years	within four to five years	Thereafter	Total long-term	Total
Amounts due to banks and other financial institutions	299	25	-	-	25	324
Straight bond	-	-	299	-	299	299
Exchangeable bond	-	-	324	-	324	324
Total debt at 31 December	**299**	**25**	**623**	**-**	**648**	**947**

in millions of Swiss francs – 2000	Short-term within one year	within two to three years	within four to five years	Thereafter	Total long-term	Total
Amounts due to banks and other financial institutions	492	45	-	-	45	537
Straight bond	-	-	298	-	298	298
Total debt at 31 December	**492**	**45**	**298**	**-**	**343**	**835**

At year-end, the fair value of long-term debt was CHF 0.7 billion (2000: CHF 0.3 billion).
On 29 December 2000, the Group issued a 4.25% bond 2000-2005 with a nominal value of CHF 300 million.

On 7 June 2001 the Group issued a 1% exchangeable bond with a principal amount of USD 200 million. The bond was issued by Givaudan United States, Inc. and is guaranteed by Givaudan SA (Holding company). It is exchangeable into ordinary registered shares of Givaudan SA. The maturity of the bond is 7 June 2006 with the option for both bondholders and issuer to redeem the bonds before maturity under defined conditions. The net proceeds of the issue were USD 195 million (CHF 339 million).
The fair values of the debt element and the equity conversion component were determined on the issue of the bond. The fair value of the debt element, included in long-term debt, was calculated using a market interest rate for an equivalent non convertible bond. The residual amount, representing the value of the equity conversion component, is included in equity (see consolidated balance sheet and consolidated statement of changes in equity). In subsequent periods the debt element continues to be presented on the amortised cost basis, until extinguished on conversion or maturity of the bonds. The equity conversion component is determined on the issue of the bonds and will be reclassified to retained earnings at the time of conversion or at redemption date.

The weighted average effective interest rates at the balance sheet date were as follows:

	2001	**2000**
Amounts due to banks and other financial institutions	4.0%	4.2%
Straight bond	4.3%	4.3%
Exchangeable bond	4.3%	-

18. Trading financial instruments

In appropriate circumstances the Group uses derivative financial instruments as part of its risk management and trading strategies. This is discussed in the financial risk management section in Note 3 to the consolidated financial statements.
The majority of the derivative financial instruments outstanding at year-end consisted of forward foreign currency contracts entered into by foreign affiliates for the purchase of currencies to settle liabilities within the Group.

The fair value of trading financial instruments held by the Group are as follow:

in millions of Swiss francs	**2001**	**2000**
Foreign currency derivatives, net		
- forward foreign exchange contracts	8	21
- options	-	-
Interest rate derivatives, net		
- swaps	(4)	(4)
Other derivatives, net		
- options on equity securities	(10)	(2)
Total trading financial instruments, net	**(6)**	**15**

The notional principal amounts of the outstanding interest swaps contracts at 31 December 2001 were JPY 5 billion (2000 JPY 5 billion). At 31 December 2001, the fixed interest rates varied from 1.8% to 3.1 % and the average floating rate was 0.5%.

19. Provisions

in millions of Swiss francs - 2001	**Restructuring**	**Claims and litigation**	**Others**	**Total**
Balance at 1 January	9	17	6	32
Additional provisions	5	2	1	8
Unused amounts reversed	-	-	-	-
Utilised during the year	(11)	(4)	(2)	(17)
Currency translation effects	-	-	-	-
Balance at 31 December	**3**	**15**	**5**	**23**

in millions of Swiss francs - 2000	**Restructuring**	**Claims and litigation**	**Others**	**Total**
Balance at 1 January	21	20	6	47
Additional provisions	1	5	4	10
Unused amounts reversed	(5)	-	-	(5)
Utilised during the year	(8)	(8)	(4)	(20)
Currency translation effects	-	-	-	-
Balance at 31 December	**9**	**17**	**6**	**32**

Restructuring provisions

Restructuring provisions arise from re-organisations of the Group's operations and management structure. It is expected that CHF 1 million will be used during 2002.

Claims and litigation

These provisions are made in respect of legal claims brought against the Group and potential litigation. Related estimated legal fees are also included in these provisions. The balance at 31 December 2001 is not expected to be utilised during 2002.

Other provisions

These consist largely of provisions for environmental and similar matters.

20. Equity

At 31 December 1999 Givaudan SA was a fully owned subsidiary of the Roche Group. The authorised and called-up share capital was 6,000 bearer shares with a nominal value of CHF 1,000 each. On 4 April 2000 Roche as sole shareholder of Givaudan, approved a share split of these 6,000 bearer shares, resulting in a share capital of CHF 6,000,000 divided into 600,000 fully paid-up registered shares with a nominal value of CHF 10 each. On 9 May 2000, Roche, as sole shareholder of Givaudan, increased the share capital to CHF 86,256,270 divided into 8,625,627 fully paid-up registered shares with a nominal value of CHF 10 each. The Board of Directors is authorised until 9 May 2002 to increase the share capital of Givaudan SA up to a maximum aggregate amount of CHF 1,000,000 through the issuance of a maximum of 100,000 registered shares. Additionally, a conditional capital of a maximum aggregate amount of CHF 10,000,000 may be issued through a maximum of 1,000,000 registered shares, of which a maximum of CHF 1,000,000 can be used for executive share options plans.

Movements in own equity instruments are as follows:

		Price in Swiss francs			
	Number	**High**	**Average**	**Low**	**Total in millions of Swiss francs**
Balance at 1 January 2001	291,259	510.40	478.30	418.15	139
Registered shares					
Purchases at cost	349,728	506.00	483.93	435.37	169
Sales at cost	(242,718)	493.69	459.25	435.37	(111)
Realised (gain) loss, net					(7)
Derivatives on own shares					
Movements of the period, net					(6)
Balance at 31 December 2001	**398,269**				**184**

	Number	Price in Swiss francs High	Average	Low	Total in millions of Swiss francs
Balance at 1 January 2000	-	-	-	-	-
Registered shares					
Purchases at cost	534,148	510.40	463.64	418.15	247
Sales at cost	(242,889)	478.36	433.77	422.05	(105)
Realised (gain) loss, net					(3)
Balance at 31 December 2000	**291,259**				**139**

On 18 May 2001 the shareholders approved the distribution of a dividend of CHF 6.50 per share in respect of the 2000 business year. The distribution to holders of outstanding shares amounted to CHF 54 million and has been charged to retained earnings in 2001.

21. Contingent liabilities

From time to time and in varying degrees, Group operations and earnings continue to be affected by political, legislative, fiscal and regulatory developments, including those relating to environmental protection, in the countries in which it operates.
The industries in which the Group is engaged are also subject to physical risks of various kinds. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings are not predictable.

22. Related party

There are no related party transactions outside of the ordinary course of the business.

23. List of principal Group companies

The following are the principal companies of the Group. The companies are wholly-owned unless otherwise indicated (percentage of voting rights).

Switzerland	Givaudan S.A.
	Givaudan Vernier S.A.
	Givaudan Dübendorf A.G.
	Givaudan Finance SA
Argentina	Givaudan Argentina S.A.
Australia	Givaudan Australia Pty Limited
Bermuda	Givaudan International Ltd
	FF Holdings (Bermuda) Ltd
Brazil	Givaudan do Brasil Ltda
Canada	Givaudan Canada Co
China	Shanghai Givaudan Ltd (85%)
Colombia	Givaudan Colombia SA
France	Givaudan France S.A.
Germany	Givaudan Deutschland GmbH
India	Givaudan (India) Ltd
Indonesia	P.T. Givaudan Indonesia
Italy	Givaudan Italia S.p.A.
Japan	Givaudan Japan K.K.
Mexico	Givaudan de Mexico S.A. de C.V.
Netherlands	Givaudan Nederland B.V.
New Zealand	Givaudan New Zealand Ltd
Singapore	Givaudan Singapore Pte Ltd
South Africa	Givaudan South Africa (Pty) Ltd
South Korea	Givaudan Korea Ltd
Spain	Givaudan Ibérica S.A.
Thailand	Givaudan (Thailand) Ltd (79%)
United Kingdom	Givaudan UK Ltd.
U.S.A.	Givaudan United States Inc.
	Givaudan Flavors Corporation
	Givaudan Fragrances Corporation
Venezuela	Givaudan Venezuela S.A.

24. Subsequent event

On 18 January 2002 Givaudan SA, Vernier, signed an agreement with Nestlé, Vevey–Switzerland to acquire 100% control of its flavour activities, operating under the umbrella of Food Ingredients Specialities (FIS). FIS is headquartered in Châtel-St-Denis, Switzerland, and is represented in 30 countries world-wide. It manufactures and sells flavour compounds for the food and beverage industry for about CHF 400 million per year.

As stated in the agreement, the transaction amounts to CHF 750 million. Consideration will be in the form of assumed debt, payment in cash and Givaudan shares. For the latter, Givaudan will also make use of its existing authorised share capital, issuing 100,000 registered shares resulting in a new total of 8,725,627 registered shares.

According to the information available at the time of the Annual Report printing, the effective acquisition date for acquisition accounting purposes is not finalised as the transaction is still subject to regulatory approval in several countries.
The exact fair value of assets and liabilities has not been determined to a sufficient extent to calculate the value of goodwill.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SA
Avenue Giuseppe-Motta 50
1211 Geneva
Switzerland
Telephone +41 (22) 748 51 11
Fax +41 (22) 748 51 15

Report of the Group Auditors
to the General Meeting of Givaudan SA
Vernier

As auditors of the Group, we have audited the Consolidated Financial Statements of the Givaudan Group on pages 39 to 70 for the year ended 31 December 2001. These Consolidated Financial Statements are the responsibility of the Board of Directors of Givaudan SA. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing issued by the International Federation of Accountants, which require that an audit be planned and performed to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the Consolidated Financial Statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements of the Givaudan Group present fairly, in all material respects, the financial position at 31 December 2001, and the results of operations and the cash flows for the year then ended in accordance with the International Accounting Standards and comply with relevant Swiss law.

We recommend that the Consolidated Financial Statements submitted to you be approved.

PricewaterhouseCoopers SA

Ralph R Reinertsen | Felix Roth

Geneva, 1 March 2002

Pro forma Condensed Consolidated Income Statement (unaudited)

Pro forma Condensed Consolidated Income Statement for the Year Ended 31 December (unaudited)

in millions of Swiss francs, except per share data	Note	**Actual** **2001**	**Pro forma** **2000**	**Adjustments**	**Actual** **2000**
Sales		**2,399**	**2,356**	**-**	**2,356**
Cost of sales		(1,246)	(1,226)	-	(1,226)
Gross profit		**1,153**	**1,130**	**-**	**1,130**
as % of sales		*48.1%*	*48.0%*	-	*48.0%*
Marketing, development and distribution expenses		(597)	(538)	-	(538)
Administration expenses	2	(82)	(82)	(4)	(78)
Amortisation of intangible assets		(71)	(71)	-	(71)
Other operating income (expenses), net	3	(7)	(12)	31	(43)
Operating profit		**396**	**427**	**27**	**400**
as % of sales		*16.5%*	*18.1%*	-	*17.0%*
Financial income (expenses), net	4	(12)	(49)	49	(98)
Result before taxes		**384**	**378**	**76**	**302**
Income taxes	5	(109)	(112)	(17)	(95)
Result after taxes		**275**	**266**	**59**	**207**
Minority interest		(1)	(1)	-	(1)
Net income		**274**	**265**	**59**	**206**
as % of sales		*11.4%*	*11.3%*	-	*8.7%*
Earnings per share – basic (CHF)		**32.92**	**30.95**	**-**	**35.93**
Earnings per share – diluted (CHF)		**32.35**	**30.95**	**-**	**35.93**

Notes to the Pro forma Condensed Consolidated Income Statement (unaudited)

1. Pro forma information

Pro forma information is presented for illustrative purposes. The pro forma information shows what the significant effects on the income statement ended 31 December 2000 might have been had the spin-off from the Roche Group occurred on 1 January 1999.
The pro forma information does not purport to represent what the Group's results of operations would actually have been. It has been prepared for illustrative purposes only and, because of their nature, cannot give a complete financial picture of the Group.

2. Administration expenses

The adjustment made between the actual and the pro forma administration expenses covers estimated additional ongoing costs of being a publicly held company, including shareholder relations costs, annual general meeting costs and shareholder communication costs.
This adjustment also includes the estimated cost for additional staff required for the performance of specific corporate functions previously performed by the Roche Group. These expenses are included in administration expenses and amounted to CHF 4 million in 2000.

3. Other operating income (expenses), net

The adjustment to other operating income (expenses) serves to exclude one-time operating expenses related to the spin-off from the pro forma financial statements. Costs related to the spin-off amounted in 2000 to CHF 14 million for the Fragrance division and CHF 17 million for the Flavour division.

4. Financial income (expenses), net

The 2000 pro forma adjustment reflects the stamp duty cost of CHF 23 million, as well as the decrease in interest expense as a result of the elimination of short-term debt and balances due to Roche companies.
Interest expense paid to Roche companies amounted to CHF 26 million in 2000.

5. Income taxes

The pro forma adjustment reflects the increase in income taxes related to the above adjustments at the statutory rate of the Group entity in which the related items are recorded.

Statutory Financial Statements of Givaudan SA (Group Holding Company)

Income Statement for the Year Ended 31 December

in millions of Swiss francs	**2001**	**2000**
Income from investments in Group companies	107	676
Royalties from Group companies	126	106
Interest income	15	6
Other income	50	27
Total income	**298**	**815**
Royalties to Group companies	(3)	(6)
Interest expense	(5)	(4)
Other expenses	(94)	(67)
Withholding taxes	(6)	(12)
Total expenses	**(108)**	**(89)**
Profit before taxes	**190**	**726**
Income and capital taxes	(3)	(4)
Net profit	**187**	**722**

Balance Sheet at 31 December

in millions of Swiss francs	**2001**	**2000**
Cash and cash equivalents	171	98
Marketable securities	505	143
Accounts receivable from Group companies	12	16
Prepaid expenses and accrued income	-	2
Other accounts receivable	42	27
Current assets	**730**	**286**
Investments in Group companies	1,296	1,331
Loans to Group companies	338	300
Other long-term investments	4	-
Non-current assets	**1,638**	**1,631**
Total assets	**2,368**	**1,917**
Loans from banks	5	6
Accounts payable to Group companies	23	24
Other payables and accrued liabilities	58	18
Current liabilities	**86**	**48**
Loans from Group companies	282	2
Non-current liabilities	**282**	**2**
Total liabilities	**368**	**50**
Share capital	86	86
General legal reserve	17	3
Reserve for own equity instruments	194	132
Free reserve	1,296	762
Retained earnings		
Balance brought forward from previous year	220	162
Net profit of the year	187	722
Equity	**2,000**	**1,867**
Total liabilities and equity	**2,368**	**1,917**

Notes to the Financial Statements

1. General

The financial statements of Givaudan SA, Vernier near Geneva in Switzerland, are prepared in accordance with the provisions of Swiss company law and accepted business principles.

2. Valuation methods and translation of foreign currencies

Investments in and loans to Group companies are stated respectively at cost and nominal value less appropriate write-downs. Marketable securities are shown at the lower of cost or market value. Derivatives are re-valued at fair value.

In the balance sheet, assets and liabilities are re-measured at year-end exchange rates with the exception of investments in Group companies which are valued at historical exchange rates. Foreign currency gains and losses are recorded in the income statement except for unrealised foreign currency gains which are deferred in the balance sheet.

3. Guarantees

Guarantees issued in favour of Group companies amounted to CHF 648 million (2000: CHF 312 million).

4. Own equity instruments

	Number of registered shares	Price in Swiss francs			Total in millions of Swiss francs
		High	Average	Low	
Balance at 1 January 2001	219,307	510.40	428.06	418.15	94
Purchases at cost	393,962	506.00	475.16	427.50	187
Sales and transfers at cost	(215,000)	445.69	440.64	428.05	(95)
Adjustment to fair value					-
Balance at 31 December 2001	**398,269**	**506.00**	**467.86**	**427.50**	**186**

	Number of registered shares	Price in Swiss francs			Total in millions of Swiss francs
		High	Average	Low	
Balance at 1 January 2000	-	-	-	-	-
Purchases at cost	534,148	510.40	463.64	418.15	247
Sales and transfers at cost	(314,841)	478.36	465.66	422.05	(146)
Adjustment to fair value					(7)
Balance at 31 December 2000	**219,307**	**510.40**	**428.06**	**418.15**	**94**

Number of own shares not included therein held by companies controlled by Givaudan SA

31 December 2001	-	-	-	-	-
31 December 2000	71,952	427.50	427.05	427.05	31

5. Share capital

At 31 December 1999 Givaudan SA was a fully owned subsidiary of the Roche Group. The authorised and called-up share capital was 6,000 bearer shares with a nominal value of CHF 1,000 each. On 4 April 2000 Roche as sole shareholder of Givaudan, approved a share split of these 6,000 bearer shares, resulting in a share capital of CHF 6,000,000 divided into 600,000 fully paid-up registered shares with a nominal value of CHF 10 each. On 9 May 2000, Roche, as sole shareholder of Givaudan, increased the share capital to CHF 86,256,270 divided into 8,625,627 fully paid-up registered shares with a nominal value of CHF 10 each.

The Board of Directors is authorised until 9 May 2002 to increase the share capital up to a maximum aggregate amount of CHF 1,000,000 through the issuance of a maximum of 100,000 registered shares. A conditional capital of a maximum aggregate amount of CHF 10,000,000 may be issued through a maximum of 1,000,000 registered shares.

According to the information available to the Board of Directors at 31 December 2001, there was no shareholder who held shares entitling them to more than 5% of the total voting rights.

6. Movements in free reserve

in millions of Swiss francs	**2001**	**2000**
Balance at 1 January	762	191
Contribution by Roche	-	703
Transfer to reserve for own equity instruments	(62)	(132)
Transfer from 2000 available earnings	594	-
Dividend received on own shares held	2	-
Balance at 31 December	**1,296**	**762**

7. List of principal direct subsidiaries

The following are the principal direct subsidiaries of the company, which are wholly-owned unless otherwise indicated (percentage of voting rights).

Switzerland	Givaudan Vernier S.A.	**Italy**	Givaudan Italia S.p.A.
	Givaudan Dübendorf A.G.	**Japan**	Givaudan Japan K.K.
	Givaudan Finance SA	**Mexico**	Givaudan de Mexico S.A. de C.V.
Argentina	Givaudan Argentina S.A.	**Netherlands**	Givaudan Nederland B.V.
Australia	Givaudan Australia Pty Limited	**New Zealand**	Givaudan New Zealand Ltd
Brazil	Givaudan do Brasil Ltda	**Singapore**	Givaudan Singapore Pte Ltd
China	Shanghai Givaudan Ltd (85%)	**South Africa**	Givaudan South Africa (Pty) Ltd
Colombia	Givaudan Colombia SA	**South Korea**	Givaudan Korea Ltd
France	Givaudan France S.A.	**Spain**	Givaudan Ibérica S.A.
Germany	Givaudan Deutschland GmbH	**Thailand**	Givaudan (Thailand) Ltd (79%)
India	Givaudan (India) Ltd	**United Kingdom**	Givaudan UK Ltd.
Indonesia	P.T. Givaudan Indonesia	**Venezuela**	Givaudan Venezuela S.A.

Appropriation of Available Earnings of Givaudan SA

Proposal of the Board of Directors to the General Meeting of Shareholders

in Swiss francs	**2001**	**2000**
Net profit of the year	187,323,435	721,646,564
Balance brought forward from previous year	219,534,265	162,205,531
Total available earnings	**406,857,700**	**883,852,095**
Transfer to general legal reserve	-	14,251,254
Distribution of an ordinary dividend of CHF 7.00 gross per share (2000: CHF 6.50)	60,379,389	56,066,576
Transfer to free reserve	150,000,000	594,000,000
Total appropriation of available earnings	**210,379,389**	**664,317,830**
Amount to be carried forward	**196,478,311**	**219,534,265**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SA
Avenue Giuseppe-Motta 50
1211 Geneva
Switzerland
Telephone +41 (22) 748 51 11
Fax +41 (22) 748 51 15

Report of the Statutory Auditors
to the General Meeting of Givaudan SA
Vernier

As statutory auditors, we have audited the accounting records and the financial statements on pages 74 to 78 of Givaudan SA for the year ended 31 December 2001.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with relevant Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers SA

Ralph R Reinertsen

Felix Roth

Geneva, 1 March 2002



Aframomum angustifolium

Nature has always set the standards for our olfactory judgement and, so it is only logical, even a must, to search in nature for new molecules and new scent concepts and then to use them as a lead for Creating Sensory Advantage™. On the Masoala peninsula, the ginger family is amongst those represented by the widespread *Aframomum angustifolium,* also known as "Cardamome de Madagascar". Local people like to eat the fruit pulp when hiking in the forests. It is hot and cooling at the same time and emits a refreshing citrus type note with a ginger-like quality and a shade of cardamom, a wonderful concept for a trendy fragrance.

Givaudan World-wide

Givaudan World-wide

ARGENTINA
Givaudan Argentina SA
San Lorenzo 4759
Esquina Ave Mitre
1605 Munro Prov. Buenos Aires

AUSTRALIA
Givaudan Australia Pty Ltd
9 Carolyn Street
P.O. Box 6125
Silverwater N.S.W 2128

BERMUDA
Givaudan International Ltd, Hamilton
FF Holdings (Bermuda) Ltd, Hamilton
Givaudan Capital Transactions Ltd, Hamilton

BRAZIL
Givaudan do Brasil Ltda
Av. Engenheiro Billings, 2185 - Jaguaré
São Paulo - SP - CEP 05321-010
Caixa Postal: 66041

CANADA
Givaudan Canada Co.
2400 Matheson Boulevard, East
Mississauga, Ontario
L4W - 5G9

CHILE
Givaudan Chile Limitada
Luis Rodríguez Velasco 4717, oficina 212
Las Condes, Santiago

CHINA
Givaudan Shanghai Ltd
298 Li Shi Zhen Road
PuDong Zhang Jiang High-Tech Park
Shanghai 201203

Shanghai Givaudan Ltd
Guangzhou Representative Office
Rm 1108 Yi An Plaza
38 Jian She 6th Road
Guangzhou 510060

Shanghai Givaudan Ltd
Beijing Representative Office
Room 409, Beijing Kelun Building
12A Guanghua Road
Beijing 100020

Shanghai Givaudan Ltd
Chongqing Office
Room 1501 A, Metropolitan Mansion
68 Zourong Road, Central District
Chongqing 400010

Givaudan Hong Kong Ltd
17A, Lippo Leighton Tower
103-109 Leighton Road
Causeway Bay
Hong Kong

COLOMBIA
Givaudan Colombia SA
Carrera 99 No 46A 46
151196 Bogota, D.C.

CZECH REPUBLIC (and SLOVAKIA)
Givaudan CR, s.r.o
Klimentska 10
110 00 Praha 7

DENMARK
Givaudan Danmark ApS
Göngehusrej 280
2970 Hoersholm

FINLAND (ESTONIA, LITHUANIA, LATVIA)
Givaudan Finland Representative Office
Kauppakartanonkatu 7 A 44
00930 Helsinki

FRANCE
Givaudan France SA
55, Voie des Bans, B.P. 24
95102 Argenteuil

Givaudan France SA
62, rue Paul Cazeneuve, B.P. 8236
69355 Lyon

GERMANY
Flavours
Givaudan Deutschland GmbH
Giselherstrasse 11
44319 Dortmund

Fragrances
Givaudan Deutschland GmbH
Flughafenstrasse 54
22335 Hamburg

GREAT BRITAIN
Flavours
Givaudan UK Ltd
Chippenham Drive
Kingston
Milton Keynes, MK10 OAE

Fragrances
Givaudan UK Ltd
Magna House
76-80 Church Street
Staines, Middx. TW18 4XR

HUNGARY
Givaudan Dübendorf AG
Hungary Commercial Representation Office
Karoly krt. 11
1075 Budapest

INDIA
Givaudan (India) Limited
13th Floor
Prestige Meridian 1
29 M. G. Road
Bangalore 560 001

Flavours
Givaudan (India) Limited
Bonanza Bldg 401-410
Sahar Plaza Complex
A Wing, M.V. Road
Andheri East
Mumbai 400 059

INDONESIA
P.T. Givaudan Indonesia
S. Widjojo Centre 6th Floor
JL. Jendral Sudirman 71
Jakarta 12190

ITALY
Givaudan Italia S.p.A
Via XI Febbraio, 99
20090 Vimodrone, Milan

JAPAN
Givaudan Japan KK
3-23 Shimomeguro 2-chome
Meguro-ku
Tokyo 153-0064

MALAYSIA
Givaudan Malaysia Sdn Bhd
Unit 742, Block A,
Kelana Centre Point No.3
Jalan SS 7/19 Kelana Jaya
47301 Petaling Jaya
Selangor, Malaysia

MEXICO
Flavours
Givaudan de Mexico SA de CV
Eje Norte-Sur N° 11, CIVAC
62500 Jiutepec, Morelos

Fragrances
Givaudan de Mexico SA de CV
Avenida Paseo de la Reforma No. 2620, piso
9 Edificio Reforma Plus Col. Lomas Atlas
11950, D.F.

NETHERLANDS
Givaudan Nederland B.V.
Nijverheidsweg 60
P.O. Box 414
3770 AK Barneveld

NEW ZEALAND
Givaudan New Zealand Ltd
Schofield House/1st Floor
15 Putney Way
Manukau City, Auckland

PERU
Givaudan Perù S.A.C
Av. Víctor Andrés Belaunde 147
Centro Empresarial Real.
Torre Real 6. Of . 203
San Isidro Lima 27

PHILIPPINES
Givaudan Pte Ltd
Philippines Regional Headquarters
3/F, Roche Building
2252 Don Chino Roces Avenue
1231 Makati City, Metro Manila

POLAND
Givaudan Polska Sp z.o.o
Ul Podchorazych 83 00-722 Warszawa

RUSSIA
Givaudan
F. Hoffmann-La Roche Ltd.
Smolnaya Str. 24D
Meridian Tower, 12th Floor
125445 Moscow
Russian Federation

SINGAPORE
Givaudan Singapore Pte Ltd
1 Woodlands Avenue 8
Singapore 738972

SOUTH AFRICA
Givaudan South Africa (Pty) Ltd
P.O. Box 181
4, Brewery Street
Isando 1600

SOUTH KOREA
Givaudan Korea Ltd
10/F, Yusung Building
192-19, Nonhyun-Dong
Kangnam-Ku
Seoul 135-010

SPAIN
Givaudan Iberica SA
Pla d'en Batlle s/n,
08470 Sant Celoni, Barcelona

SWEDEN
Givaudan Nederlands B.V.
Swedish Branch
Hängpilsgatan 5
426 77 V Frölunda

SWITZERLAND
Givaudan SA
Chemin de la Parfumerie 5
1214 Vernier

Givaudan Dübendorf AG
Ueberlandstrasse 138
8600 Dübendorf

Givaudan Vernier SA
Chemin de la Parfumerie 5
1214 Vernier

TAIWAN
Givaudan Singapore Pte Ltd
Taiwan Branch
7/F N° 303, Sec. 4
Hsin Yi Road, Taipei

THAILAND
Givaudan (Thailand) Ltd
99 Berli Jucker House, 17/F
Soi Rubia, Sukhumvit 42 Rd
Bangkok 10110

TURKEY
Givaudan Aroma ve
Esans Sanayi ve Ticaret Ltd. Sti.
Ebulula Cad. Gul Sokak
Sitki Ciftci Bloklari A19 Daire : 6-7
Akatlar

UNITED ARAB EMIRATES
Givaudan Vernier SA
(Dubai Branch)
Gulf Towers - 901-902
P.O. Box 33170 Dubai / UAE

UNITED STATES
Givaudan Flavors Corp.
Commercial Headquarters
1199 Edison Drive
Cincinnati, Ohio 45216

Flavours - Manufacturing Sites
1199 Edison Drive
Cincinnati, Ohio 45216

9500 Sam Neace Drive
Florence, KY 41042

Merry Lane
East Hanover, NJ 07936

4705 U.S. Highway 92 East
Lakeland, FL 33801-3255
Florida

231 Rock Industrial Drive
Bridgeton, Missouri 63044

Givaudan Fragrances Corp.
1775 Windsor Road
Teaneck, N.J. 07666

Fragrances - Manufacturing Site
International Trade Center
300 Waterloo Valley Road
Mount Olive, NJ 07828

Sales Offices
7762 Crystal Cove Pointe
Maineville, OH 45039

929 W. California Avenue
Mill Valley, CA 94941

7 West 57th St.
(between 5th & 6th)
New York, NY 10019

225 Avenue I, Suite 202
Redondo Beach, CA 90277-5618

30 Quail Drive
Lake Forest, IL 60045

VENEZUELA
Givaudan Venezuela SA
4ta Av. Los Palos Grandes con Av. Fco. de Miranda
Torre Alcatel, piso 1, ofic C
Los Palos Grandes
Caracas 1060

VIETNAM
Givaudan Singapore Pte Ltd
Vietnam Representative Office
Fosco Building 1
Rm 52, 5th Fl, 6 Phung Khac Khoan Street
District 1
Ho Chi Minh City

Financing / Services
Sales
Creation / Application
Production

Contacts

Givaudan SA
Chemin de la Parfumerie 5
CH - 1214 Vernier, Switzerland
T +41 22 780 91 11
F + 41 22 780 91 50
www.givaudan.com

Credits

Photos and Trek to Madagascar
Dr.h.c. Roman Kaiser
Research Director
Givaudan Dübendorf AG, Switzerland

Other Photos
Kauck Productions
Cincinnati / Ohio, USA

Laurent Piot, GAMMA
Paris, France

Design and Typesetting
Latitude
Meyrin / Geneva, Switzerland

Photolithography
Scangraphic SA
Nyon / Vaud, Switzerland

Printing
Atar Roto Presse SA
Vernier / Geneva, Switzerland

The Givaudan annual report is published in English, German and French

Chlorine-free paper - Printed in Switzerland



Givaudan SA Chemin de la Parfumerie 5, CH-1214 Vernier, Switzerland
T +41 22 780 91 11 • F +41 22 780 91 50 • www.givaudan.com